SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding 2020 interim results of China Petroleum & Chemical Corporation (the “Registrant”);
2.          an announcement regarding list of directors and their roles and function of the Registrant; and
3.          an announcement regarding resignation of independent non-executive director of the Registrant;

Each made by the Registrant on August 28, 2020.

Document 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Interim Results Announcement for the Six Months Ended 30 June 2020

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) hereby announces the unaudited results of Sinopec Corp. and its subsidiaries for the six months ended 30 June 2020. This announcement, containing the full text of the 2020 Interim Report of Sinopec Corp., complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. The full text of the 2020 Interim Report of Sinopec Corp. is published on the websites of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and of Sinopec Corp. (www.sinopec.com/listco/). Printed version of the 2020 Interim Report of Sinopec Corp. will be delivered to the shareholders of H shares of Sinopec Corp. in September 2020.

PUBLICATION OF RESULTS ANNOUNCEMENT

Both the Chinese and English versions of this results announcement are available on the websites of Sinopec Corp. (www.sinopec.com/listco/) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk). In the event of any discrepancies in interpretations between the English version and Chinese version, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
28 August 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
7	Business Review and Prospects
12	Management’s Discussion and Analysis
24	Significant Events
36	Directors, Supervisors and Senior Management
37	Financial Statements
136	Documents for Inspection

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 28 August 2020 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (BOARD) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (SINOPEC CORP.) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. MR. ZHANG YUZHUO, CHAIRMAN OF THE BOARD, MR. MA YONGSHENG, PRESIDENT, AND MS. SHOU DONGHUA, CHIEF FINANCIAL OFFICER AND HEAD OF CORPORATE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE INTERIM REPORT OF SINOPEC CORP. FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2020.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2020 OF THE COMPANY, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) OF THE PEOPLES REPUBLIC OF CHINA (PRC), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), HAVE NOT BEEN AUDITED.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include exploration and production, pipeline transportation, and sale of petroleum and natural gas; production, sale, storage and transportation of refining products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; import and export, including import and export agency business of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: The controlling shareholder of Sinopec Corp., China Petrochemical Corporation;
Sinopec Group: China Petrochemical Corporation and its subsidiaries;
CSRC: China Securities Regulatory Commission;
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited;
Hong Kong Listing Rules: Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CONVERSIONS
For domestic production of crude oil: 1 tonne = 7.1 barrels;
For overseas production of crude oil: 1 tonne = 7.21 barrels
For production of natural gas: 1 cubic meter = 35.31 cubic feet;
Refinery throughput: 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中国石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Zhang Yuzhuo

AUTHORISED REPRESENTATIVES UNDER THE HONG KONG LISTING RULES
Mr. Ma Yongsheng
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zhang Zheng

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail:ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp’s information disclosure media and access place during the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange
Stock name: 中国石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 00386

ADRs:	New York Stock Exchange
Stock code: SNP
London Stock Exchange
Stock code: SNP

CHANGE OF REGISTRATION IN THE REPORTING PERIOD
Sinopec Corp. renewed its business license on 1 April 2020, in which the legal representative was changed to Mr. Zhang Yuzhuo.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)	Principal accounting data

	Six-month period ended 30 June		Changes over the same period of the preceding year
	2020	2019
Items	RMB million	RMB million	(%)
Operating income	1,034,246	1,498,996	(31.0)
Net (loss)/profit attributable to equity shareholders of the Company	(22,882)	31,338	—
Net (loss)/profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	(24,404)	30,451	—
Net cash flow from operating activities	39,794	32,918	20.9

	As of	As of
	30 June	31 December
	2020	2019	Changes from the end of last year
	RMB million	RMB million	(%)
Total equity attributable to shareholders of the Company	692,356	739,169	(6.3)
Total assets	1,821,639	1,755,071	3.8

(2)	Principal financial indicators

	Six-month period ended 30 June		Changes over the same period of the preceding year
	2020	2019
Items	RMB	RMB	(%)
Basic (losses)/earnings per share	(0.189)	0.259	—
Diluted (losses)/earnings per share	(0.189)	0.259	—
Basic (losses)/earnings per share (excluding extraordinary gains and losses)	(0.202)	0.252	—
Weighted average return on net assets (%)	(3.21)	4.28	(7.49) percentage points
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	(3.42)	4.16	(7.58) percentage points

(3)	Extraordinary items and corresponding amounts:

Six-month period
ended 30 June 2020
(gain)/loss
Items	RMB million
Net gain on disposal of non-current assets	(89)
Donations	99
Government grants	(2,694)
Gain on holding and disposal of various investments	(42)
Other extraordinary expenses, net	434
Subtotal	(2,292)
Tax effect	666
Total	(1,626)
Attributable to:
Equity shareholders of the Company	(1,522)
Minority interests	(104)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)	Principal accounting data

	Six-month period ended 30 June		Changes over the same period of the preceding year
	2020	2019
Items	RMB million	RMB million	(%)
Operating (loss)/profit	(21,501)	49,138	—
(Loss)/profit attributable to shareholders of the Company	(21,725)	32,206	—
Net cash generated from operating activities	39,794	32,918	20.9

	As of	As of	Changes from the end of last year
	30 June	31 December
	2020	2019
	RMB million	RMB million	(%)
Total equity attributable to shareholders of the Company	691,363	738,150	(6.3)
Total assets	1,821,639	1,755,071	3.8

(2)	Principal financial indicators

	Six-month period ended 30 June		Changes over the same period of the preceding year
	2020	2019
Items	RMB	RMB	(%)
Basic (losses)/earnings per share	(0.179)	0.266	—
Diluted (losses)/earnings per share	(0.179)	0.266	—
Return on capital employed (%)	(1.89)	4.92	(6.81) percentage points

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
During the reporting period, there was no change in the number and nature of issued shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As at 30 June 2020, there were a total of 563,689 shareholders of Sinopec Corp., of which 557,883 were holders of A shares and 5,806 were holders of H shares. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Top ten shareholders as of 30 June 2020
Unit: share
Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lockup
China Petrochemical Corporation	State-owned share	68.31	82,709,227,393	0	0
HKSCC (Nominees) Limited[2]	H share	20.97	25,386,341,835	(1,067,170)	Unknown
中國證券金融股份有限公司	A share	2.16	2,609,312,057	0	0
中國人壽保險股份有限公司－分紅－個人分紅－005L－FH002滬	A share	0.60	726,989,268	517,211,788	0
中國人壽保險股份有限公司－傳統－普通保險產品－005L－CT001滬	A share	0.60	724,000,421	552,667,328	0
北京誠通金控投資有限公司	A share	0.53	645,822,451	(393,036,651)	0
香港中央結算有限公司	A share	0.41	500,621,992	(71,222,328)	0
國新投資有限公司	A share	0.33	405,322,544	(847,104,810)	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
中國工商銀行－上證50交易型開放式指數證券投資基金	A share	0.07	90,742,158	(12,339,611)	0

Notes:

1.	As compared with the number of shares as at 31 December 2019.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中國人壽保險股份有限公司-分紅-個人分紅-005L-FH002滬 and 中國人壽保險股份有限公司-傳統-普通保險產品-005L-CT001滬which are both managed by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the holders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 30 June 2020
Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)
Citigroup Inc.	Interests of corporation controlled	85,390,095(L)	0.33(L)
	by the substantial shareholder	33,804,832(S)	0.13(S)
	Approved lending agent	2,762,083,581(L)	10.83(L)
GIC Private Limited	Investment manager	1,769,346,422(L)	6.93(L)
BlackRock, Inc.	Interests of corporation controlled	1,496,619,496(L)	5.87(L)
	by the substantial shareholder	7,194,800(S)	0.03(S)

Note:  (L) Long position, (S) Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2020, due to the worldwide spread of COVID-19, global economy was depressed and the global market was shrinking. China’s gross domestic product (GDP) fell by 1.6% year on year. In the first quarter, GDP fell by 6.8% year on year, with the domestic economy recovering steadily, GDP up by 3.2% in the second quarter. In the first half of 2020, the average spot price of Platts Brent was USD 40.07 per barrel, down by 39.2% year on year, combined with the sharp drop in demand for petroleum products and slowdown in demand growth for petrochemical products, thus the petroleum and petrochemical industry suffered unprecedented difficulties.

Confronted with the extremely severe market situation, the Company launched a “100-day campaign to tide over difficulties and improve performance” guided by focusing on main challenges, system optimisation, bottom-line risks prevention and control, and seizing opportunities out of crises. We coordinated COVID-19 prevention and control with maintaining production and operation, vigorously adjusted the structure, expanded the market, reduced the inventory and tapped the potential. The Company’s operation and profitability improved month by month from the second quarter and the performance recovered steadily. In particular, facing the COVID-19 outbreak, the Company actively made the best use of its advantages in resources and technology, promptly switched to increase the production of medical and health-care materials. To meet the market demand of melt blown fabric, we built the world’s largest manufacturing base in a short time. In addition, the Company ensured the supply of oil and gas with all efforts, provided innovative services model, led enterprises in the industry chain to resume production and work, and proactively promoted the normalisation of economic and social orders.

1	OPERATIONS REVIEW

(1)	Exploration and production

In the first half of 2020, under low crude oil price environment, the Company maintained high-quality exploration efforts, focused on profit-driven development, and deepened and consolidated the maintaining oil production, increasing gas output and reducing cost. We accelerated the whole industry chain integration of natural gas business, and saw a continued growth in the market share of natural gas. In exploration, we reinforced risk exploration and pre-exploration in new areas, which led to new discoveries in Tarim Basin, Jiyang Depression and Sichuan Basin, etc. In oil development, we increased the application of technologies to lower cost and optimised projects implementation plan according to the change of oil prices, which helped to further decrease our cost. In natural gas development, we accelerated capacity building in West Sichuan, Dongsheng and Weirong gas fields, and continuously progressed with the all-dimension development of Fuling shale gas field and fine development of Puguang and Yuanba gas fields. Production of oil and gas in the first half of 2020 amounted to 225.71 million barrels of oil equivalent, of which domestic crude production was 124.05 million barrels, and gas output was 512.41 billion cubic feet.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2020	2019	(%)
Oil and gas production (mmboe)	225.71	226.63	(0.4)
Crude oil production (mmbbls)	140.27	141.68	(1.0)
China	124.05	124.05	0.0
Overseas	16.22	17.63	(8.0)
Natural gas production (bcf)	512.41	509.50	0.6

(2)	Refining

In the first half of 2020, with a market-oriented approach, the Company further integrated production and marketing, optimised resources allocation, dynamically adjusted the product mix and diesel-to-gasoline ratio, and maximised the value of the business chain. Domestic and overseas markets were coordinated to maintain high utilisation rates of facilities. We actively responded to international oil price movements and adjusted crude oil procurement in a timely manner. We also sped up the advanced capacity building and pushed forward structural adjustment projects. The marketing mechanism was further optimised, and the profitability of asphalt, lubricant, LPG and other products was further enhanced. In the first half of 2020, 111 million tonnes of crude oil were processed, representing a year-on-year decrease of 10.5%, and 67.19 million tonnes of refined oil products were produced, including 30.47 million tonnes of diesel, 26.82 million tonnes of gasoline and 9.90 million tonnes of kerosene.

Refining: Summary of Operations
Unit: million tonnes

	Six-month period ended 30 June		Changes
	2020	2019	(%)
Refinery throughput	110.95	123.92	(10.5)
Gasoline, diesel and kerosene production	67.19	78.94	(14.9)
Gasoline	26.82	31.33	(14.4)
Diesel	30.47	32.24	(5.5)
Kerosene	9.90	15.37	(35.6)
Light chemical feedstock production	19.00	20.04	(5.2)

Note: Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In the first half of 2020, facing the severe challenge brought by the sharp decline in market demand, the Company brought the advantage of our marketing network into full play. Since the second quarter, the Company has seized the favourable opportunity of market recovery, optimised resources allocation, made full efforts to expand the market and sales, achieving a rapid rise in sales volume and substantial growth in performance year on year. We adhered to customer-oriented and continuously improved our services quality. We further optimised marketing network layout, consolidated and enhanced network advantages, innovated marketing models by introducing the “one click refuelling”, etc., promoted the integration of online and offline business, and created a new service model of reducing physical contact while refuelling and shopping in an efficient and convenient way during the COVID-19 outbreak. In the first half of 2020, total sales volume of refined oil products was 107.03 million tonnes, of which domestic sales was 77.75 million tonnes, and domestic retail sales volume was 52.50 million tonnes. The retail volume in the second quarter increased by 40.5% over the first quarter and up by 2.7% year on year.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2020	2019	(%)
Total sales volume of refined oil products (million tonnes)	107.03	126.91	(15.7)
Total domestic sales volume of refined oil products (million tonnes)	77.75	91.77	(15.3)
Retail (million tonnes)	52.50	60.06	(12.6)
Direct sales and Distribution (million tonnes)	25.24	31.72	(20.4)
Annualised average throughput per station (tonne/station)	3,419	3,916	(12.7)

Note:	The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

	As of 30 June	As of 31 December	Change from the end of last year
	2020	2019	(%)
Number of company-operated stations	30,712	30,696	0.05
Number of convenience stores	27,721	27,606	0.42

(4)	Chemicals

In the first half of 2020, the Company fine-tuned chemical feedstock mix to further lower costs. Leveraging our industrial advantages, we extended industry chain and produce more raw materials for medical and health-care use. We optimised the product slate, scheduling utilisation and production based on market demand to further increase the ratio of high value-added products. The ratio of new and specialty synthetic resin reached 67.9% and that of high value-added synthetic rubber reached 31.2%. Construction of advanced capacity was accelerated and a number of key projects were pushed forward. In the first half of 2020, ethylene output was 5.78 million tonnes. We actively expanded the market, improved targeted marketing and service quality, actively promoted the application of e-commerce platform and construction of intelligent logistics, which enhanced the profitability of the business chain. In the first half, the total chemical sales volume was 40.09 million tonnes.

Major Chemical Products: Summary of Operations           Unit: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2020	2019	(%)
Ethylene	5,776	6,160	(6.2)
Synthetic resin	8,376	8,429	(0.6)
Synthetic fiber monomer and polymer	4,421	5,030	(12.1)
Synthetic fiber	573	633	(9.5)
Synthetic rubber	526	529	(0.6)

Note:	Includes 100% of production of domestic joint ventures.

2	HEALTH, SAFETY, SECURITY AND ENVIRONMENT
In the first half of 2020, the Company promoted the health management of all staff, especially continuously strengthened the COVID-19 prevention and control measures with a focus on personal care and psychological counselling and safeguarded the occupational, physical and psychological health of employees. The three-year programme of special rectification of work safety was launched, and safety risk identification and control were strictly implemented. We improved prevention and control system and emergency response capacity in all dimensions, and further improved the safety management level of the Company. We actively implemented the green and low-carbon strategy, promoted the Green Enterprise Campaign with high quality, enhanced energy efficiency improvement and water conservation, continuously strengthened the management of greenhouse gas emission. In the first half of the year, the Company maintained safe and clean production. The comprehensive energy consumption per 10,000 yuan of output decreased by 5.4% year on year, industrial fresh water intake was down by 1.1% year on year, the COD of discharged wastewater decreased by 2.1% year on year, the sulfur dioxide emission dropped by 4.1% year on year, and the proper disposal rate of solid waste reached 100%.

3	CAPITAL EXPENDITURES
Focusing on quality and profitability of investment, the Company continuously optimised our investment projects. The total capital expenditures amounted to RMB 44.990 billion in the first half of 2020. Capital expenditure for the exploration and production segment was RMB 20.470 billion, mainly for capacity building in Shengli and Northwest crude oil projects and Fuling and Weirong shale gas projects. Capital expenditure for the refining segment was RMB 9.536 billion, mainly for Zhongke project, Zhenhai, Tianjin, Maoming and Luoyang refining upgrading projects. Capital expenditure for the marketing and distribution segment was RMB 8.646 billion, mainly for construction of service stations, oil products depots and non-fuel business development. Capital expenditure for the chemicals segment was RMB 6.117 billion, mainly for Zhongke, Zhenhai, and Gulei projects, ethylene revamping for Sinopec-SK and Jiujiang aromatics projects, and melt blown fabrics projects. Capital expenditure for corporate and others was RMB 221 million, mainly for research and development facilities and information technology projects. In the second half, the Company will dynamically optimise investment projects based on future market trends. Capital expenditures for the full year are expected to decrease by around 10% compared with the plan proposed in the beginning of 2020.

BUSINESS PROSPECTS
Looking ahead to the second half of 2020, the international economic situation is expected to be severe and complex with increased instability and uncertainty. China has made significant achievements in control and prevention of COVID-19 outbreak, and its economy has shown a stable and positive momentum. As a result, it is expected that domestic demand for petroleum and petrochemical products will witness a fast recovery. However, affected by various factors such as COVID-19 outbreak and the international economic situation, the international oil prices are expected to fluctuate at a low level.

Confronted with the present situation, the Company will focus on the vision of building a world leading clean energy and chemical company, actively promote transformation and development, and continue the campaign of tiding over difficulties and improving performance. We will coordinate efforts of improving performance, adjusting structure, promoting reform and preventing risks to achieve better performance. Our focuses are on the following aspects:

For exploration and production, the Company will increase efforts to maintain oil production, boost gas output and reduce cost, continue to strengthen high-quality exploration, promote profit-driven development, and improve the ability to cope with low oil prices. In crude oil development, we will promote the capacity building in Shunbei and west rim of Jungar Basin, continuously strengthen the fine management of mature oilfields, enhance oil recovery through scientific and technological innovation, and consolidate the foundation for stable production. In natural gas development, construction of key projects will be accelerated. At the same time, seizing the opportunities of pipeline reform and natural gas demand growth, the Company will vigorously expand the market and sales, and increase market share and profitability of natural gas. In the second half of 2020, we plan to produce 138 million barrels of crude oil, including 124 million barrels domestic production and 14 million barrels abroad, and 580.5 billion cubic feet of natural gas.

For refining, the Company will insist on the integration of production and marketing and coordination of domestic and overseas markets, to optimise the utilisation and production. We will speed up the advanced capacity building to enhance market competitiveness. We will strengthen market research and analysis and coordination of the whole process management of crude oil procurement to reduce procurement costs. Meanwhile, we will deepen product mix adjustment based on market needs. In the second half of 2020, we plan to process 130 million tonnes of crude oil.

For marketing and distribution, the Company will improve the internal market-oriented mechanism, optimise resource flow and regional production and marketing, fully unleash the integration advantages and actively deal with market competition. We will seize the opportunity of market recovery, further expand the market and sales, and strive to expand the total business volume and retail scale. We will also provide differentiated services based on customer categories. The comprehensive service station model of “oil, gas, electricity, hydrogen and non-fuel business” will be promoted, and we will make best effort to build an ecological circle of “people, vehicles and life”, so as to enhance the competitiveness of our comprehensive services. In the second half of 2020, we plan to sell 92 million tonnes of refined oil products in the domestic market.

For chemicals, the Company will continue to focus on the “basic plus high-end” development concept, accelerate the structural adjustment, quality improvement and upgrading, and foster new growth engines. We will deepen the adjustment of feedstock slate and continuously reduce the cost, deepen the adjustment of product mix, speed up the cultivation of new material business, and continuously increase the proportion of high value-added products. We will dynamically optimise the utilisation and production along the industry chain to generate more profits, and the production and supply of medical and health-care materials in accordance with the COVID-19 outbreak. Meanwhile, we will strengthen strategic cooperation along the industrial chain, strengthen the expansion of expand high-quality customer base, and constantly enhance our leading position in the market. We plan to produce 6.10 million tonnes of ethylene in the second half of 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE CONSISTENT WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2020, the Company’s turnover and other operating revenues were RMB 1,034.2 billion, representing a decrease of 31.0% year on year, and operating loss was RMB 21.5 billion, representing a decrease of RMB 70.6 billion year on year.

The following table sets forth the principal revenue and expense items from the Company’s consolidated financial statements for the first half of 2020 and the corresponding period in 2019:

	Six-month period ended 30 June
	2020	2019	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,034,246	1,498,996	(31.0)
Turnover	1,007,999	1,466,833	(31.3)
Other operating revenues	26,247	32,163	(18.4)
Operating expenses	(1,055,747)	(1,449,858)	(27.2)
Purchased crude oil, products and operating supplies and expenses	(837,710)	(1,207,182)	(30.6)
Selling, general and administrative expenses	(24,418)	(24,765)	(1.4)
Depreciation, depletion and amortisation	(51,294)	(52,684)	(2.6)
Exploration expenses, including dry holes	(4,465)	(4,347)	2.7
Personnel expenses	(37,890)	(38,221)	(0.9)
Taxes other than income tax	(107,843)	(120,246)	(10.3)
Other operating income/(expenses), net	7,873	(2,413)	—
Operating (loss)/profit	(21,501)	49,138	—
Net finance costs	(5,215)	(5,163)	1.0
Investment income and share of profits less losses from associates and joint ventures	73	6,106	(98.8)
(Loss)/profit before taxation	(26,643)	50,081	—
Income tax credit/(expense)	5,802	(10,140)	—
(Loss)/profit for the period	(20,841)	39,941	—
Attributable to:
Shareholders of the Company	(21,725)	32,206	—
Non-controlling interests	884	7,735	(88.6)

(1)	Turnover and other operating revenues
In the first half of 2020, the Company’s turnover was RMB 1,008.0 billion, representing a decrease of 31.3% year on year. The change was mainly due to the decrease of total business volume and realised price resulting from the impact of COVID-19 and slump of international crude oil price.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2020 as compared with the first half of 2019.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2020	2019	(%)	2020	2019	(%)
Crude oil	3,488	2,997	16.4	2,006	3,010	(33.4)
Natural gas (million cubic meters)	12,475	13,133	(5.0)	1,360	1,416	(4.0)
Gasoline	39,799	45,093	(11.7)	6,372	7,484	(14.9)
Diesel	35,980	41,480	(13.3)	4,862	5,686	(14.5)
Kerosene	9,519	13,010	(26.8)	2,892	4,261	(32.1)
Basic chemical feedstock	17,109	21,320	(19.8)	3,578	4,664	(23.3)
Synthetic fibre monomer and polymer	4,542	8,291	(45.2)	4,347	5,831	(25.5)
Synthetic resin	8,304	7,670	8.3	6,658	7,928	(16.0)
Synthetic fibre	602	661	(8.9)	6,723	9,063	(25.8)
Synthetic rubber	647	629	2.9	7,742	9,674	(20.0)

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2020, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 48.0 billion, down by 11.9% year on year, accounting for 4.6% of the Company’s turnover and other operating revenues. The change was mainly due to the decrease of crude oil and natural gas prices.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold externally by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 549.0 billion (excluding risk reserves for oil price adjustment), representing a decrease of 26.1% year on year and accounting for 53.1% of the Company’s turnover and other operating revenues. Those changes were mainly due to the decreased price and sales volume of refined oil products and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 456.0 billion, representing a decrease of 27.5% year on year, accounting for 83.1% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 92.9 billion, down by 18.4% year on year, accounting for 16.9% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 149.1 billion, down by 33.8% year on year, accounting for 14.4% of its turnover and other operating revenues. The change was mainly due to the decreased price of chemical products and sales volume of basic organic chemicals and synthetic fibre monomer and polymer.

(2)	Operating expenses
In the first half of 2020, the Company’s operating expenses were RMB 1,055.7 billion, down by 27.2% year on year. The change was mainly due to the decrease of throughput, trading volume and feedstock price. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 837.7 billion, representing a decrease of 30.6% year on year, accounting for 79.3% of total operating expenses, of which:

●
Crude oil purchasing expenses were RMB 250.0 billion, representing a decrease of 25.9% year on year. Throughput of crude oil purchased externally in the first half of 2020 was 90.53 million tonnes (excluding the volume processed for third parties), down by 9.8% year on year. The average processing cost of crude oil purchased externally was RMB 2,762 per tonne, down by 17.9% year on year.

●
The Company’s purchasing expenses of refined oil products were RMB 134.7 billion, down by 24.0% over the same period of 2019. The change was mainly due to the decrease in gasoline and diesel external procurement cost and volume impacted by the weak demand of domestic refined oil products.

●
The Company’s purchasing expenses related to trading activities were RMB 242.3 billion, down by 38.9% over the same period of 2019. This was mainly due to the decreased volume and price of the crude oil and refined oil international trade.

●	Other purchasing expenses were RMB 210.6 billion, down by 28.8% year on year.

Selling, general and administrative expenses of the Company totalled RMB 24.4 billion, representing a decrease of 1.4% year on year.

Depreciation, depletion and amortisation of the Company were RMB 51.3 billion, representing a decrease of 2.6% year on year.

Exploration expenses were RMB 4.5 billion, representing an increase of 2.7% year on year.

Personnel expenses were RMB 37.9 billion, representing a decrease of 0.9% year on year.

Taxes other than income tax were RMB 107.8 billion, representing a decrease of 10.3% year on year, mainly because of consumption tax decreased by RMB 10.1 billion resulting from the decreased production of gasoline and diesel.

Other operating income, net were RMB 7.9 billion, up by RMB 10.3 billion year on year.

(3)	Operating profit
In the first half of 2020, the Company’s operating loss was RMB 21.5 billion, representing a decrease of RMB 70.6 billion year on year. This was mainly due to the decrease of refinery throughput, chemical and refined oil products sales volume, realised prices, huge loss in inventory and narrowed gross margin of major products resulting from COVID-19 outbreak and slump of crude oil price.

(4)	Net finance costs
In the first half of 2020, the Company’s net finance costs were RMB 5.2 billion, up by RMB 0.05 billion and 1.0% year on year.

(5)	Profit before taxation
In the first half of 2020, the Company’s loss before taxation amounted to RMB 26.6 billion, representing a decrease of RMB 76.7 billion year on year.

(6)	Tax expense
In the first half of 2020, the Company’s tax expense totalled RMB -5.8 billion, representing a decrease of RMB 15.9 billion year on year.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2020, profit attributable to non-controlling interests was RMB 0.9 billion, representing a decrease of RMB 6.9 billion and 88.6% year on year.

(8)	Profit attributable to shareholders of the Company
In the first half of 2020, loss attributable to shareholders of the Company was RMB 21.7 billion, representing a decrease of RMB 53.9 billion year on year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment includes other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month period ended 30 June		Six-month period ended 30 June		Six-month period ended 30 June
	2020	2019	2020	2019	2020	2019
	RMB million		(%)		(%)
Exploration and Production Segment
External sales*	50,177	58,811	2.9	2.4	4.9	3.9
Inter-segment sales	28,752	44,993	1.7	1.9
Operating revenues	78,929	103,804	4.6	4.3
Refining Segment
External sales*	52,243	72,429	3.1	3.0	5.1	4.8
Inter-segment sales	386,115	525,368	22.7	21.6
Operating revenues	438,358	597,797	25.8	24.6
Marketing and Distribution Segment
External sales*	527,519	689,936	31.0	28.5	49.8	46.0
Inter-segment sales	2,282	1,906	0.1	0.1
Operating revenues	529,801	691,842	31.1	28.6
Chemicals Segment
External sales*	153,161	232,645	9.0	9.6	14.8	15.6
Inter-segment sales	19,038	27,843	1.1	1.1
Operating revenues	172,199	260,488	10.1	10.7
Corporate and Others
External sales*	262,833	445,175	15.4	18.4	25.4	29.7
Inter-segment sales	221,792	324,986	13.0	13.4
Operating revenues	484,625	770,161	28.4	31.8
Operating revenue before elimination of inter-segment sales	1,703,912	2,424,092	100.0	100.0
Elimination of inter-segment sales	(669,666)	(925,096)
Consolidated operating revenues	1,034,246	1,498,996			100.0	100.0

*          Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating (loss)/profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change between the first half of 2020 and the first half of 2019.

	Six-month period ended 30 June
	2020	2019	Change
	RMB million		(%)
Exploration and Production Segment
Operating revenues	78,929	103,804	(24.0)
Operating expenses	84,931	97,561	(12.9)
Operating (loss)/profit	(6,002)	6,243	—
Refining Segment
Operating revenues	438,358	597,797	(26.7)
Operating expenses	470,047	578,707	(18.8)
Operating (loss)/profit	(31,689)	19,090	—
Marketing and Distribution Segment
Operating revenues	529,801	691,842	(23.4)
Operating expenses	521,137	677,133	(23.0)
Operating profit	8,664	14,709	(41.1)
Chemicals Segment
Operating revenues	172,199	260,488	(33.9)
Operating expenses	169,005	248,593	(32.0)
Operating profit	3,194	11,895	(73.1)
Corporate and Others
Operating revenues	484,625	770,161	(37.1)
Operating expenses	484,793	772,716	(37.3)
Operating loss	(168)	(2,555)	—
Elimination of inter-segment profit/(loss)	4,500	(244)	—

(1)	Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2020, operating revenues of the segment were RMB 78.9 billion, representing a decrease of 24.0% year on year. This was mainly due to the decrease in sales prices of crude oil, natural gas and LNG.

In the first half of 2020, the segment sold 17.12 million tonnes of crude oil, representing a decrease of
0.3% over the same period of 2019. Natural gas sales volume was 13.29 bcm, representing a decrease of 5.0% over the same period of 2019. LNG regas sales volume was 7.12 bcm, representing an increase of 15.9% over the same period of 2019. LNG liquid sales volume was 2.44 million tonnes, representing an increase of 23.5% over the same period of 2019. Average realised prices of crude oil, natural gas, LNG regas, and LNG liquid were RMB 1,875 per tonne, RMB 1,370 per thousand cubic meters, RMB 1,874 per thousand cubic meters, and RMB 2,556 per tonne, representing decrease of 35.3%, 4.3%, 20.4% and 29.7% respectively over the same period of 2019.

In the first half of 2020, the operating expenses of the segment were RMB 84.9 billion, representing a decrease of 12.9% year on year. This was mainly due to LNG procurement cost decreased by RMB 6.6 billion year on year, depreciation, depletion and amortisation decreased by RMB 3.1 billion year on year.

In the first half of 2020, the oil and gas lifting cost was RMB 749 per tonne, representing a decrease of 5.8% year on year. This was mainly due to the operating expenses decreased effectively as a result of the segment continuously reinforced the cost management and control.

In the first half of 2020, the operating loss of the segment was RMB 6.0 billion, representing a decrease of RMB 12.2 billion compared with the same period of last year. This was mainly because the operating loss of the segment in the second quarter was RMB 7.5 billion due to the sharp decrease of realised crude price.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2020, operating revenues of the segment were RMB 438.4 billion, representing a decrease of 26.7% year on year.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2020 and that of the same period of 2019.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2020	2019	(%)	2020	2019	(%)
Gasoline	25,773	30,371	(15.1)	5,929	7,070	(16.1)
Diesel	29,063	30,748	(5.5)	4,390	5,479	(19.9)
Kerosene	8,208	11,714	(29.9)	2,969	4,220	(29.6)
Chemical feedstock	18,334	19,729	(7.1)	2,561	3,501	(26.8)
Other refined petroleum products	30,677	30,699	(0.1)	2,757	3,049	(9.6)

In the first half of 2020, the sales revenues of gasoline were RMB 152.8 billion, representing a decrease of 28.8% year on year, accounting for 34.9% of the segment’s operating revenues.

In the first half of 2020, the sales revenues of diesel were RMB 127.6 billion, representing a decrease of 24.3% year on year, accounting for 29.1% of the segment’s operating revenues.

In the first half of 2020, the sales revenues of kerosene were RMB 24.4 billion, representing a decrease of 50.7% year on year, accounting for 5.6% of the segment’s operating revenues. This was mainly due to the slump of kerosene demand impacted by COVID-19 outbreak.

In the first half of 2020, the sales revenues of chemical feedstock were RMB 47.0 billion, representing a decrease of 32.0% year on year, accounting for 10.7% of the segment’s operating revenues.

In the first half of 2020, the sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 84.6 billion, representing a decrease of 9.6% year on year, accounting for 19.3% of the segment’s operating revenues.

In the first half of 2020, the segment’s operating expenses were RMB 470.0 billion, representing a decrease of 18.8% year on year, which was mainly attributable to the decrease of crude procurement costs as a result of international crude oil price slump.

In the first half of 2020, the average processing cost of crude oil was RMB 2,730 per tonne, representing a decrease of 19.4% year on year. Total crude oil throughput was 114.55 million tonnes (excluding volume processed for third parties), representing a decrease of 8.7% year on year. In the first half of 2020, the total processing cost for crude oil was RMB 312.8 billion, representing a decrease of 26.5% year on year, accounting for 66.6% of the segment’s operating expenses, a decrease of 6.9 percentage points year on year.

In the first half of 2020, the refining margin was RMB -13 per tonne, down by RMB 395 per tonne year on year, which was mainly due to the significant shrink of margin resulting from plunged demand of petroleum refining products impacted by the COVID-19, as well as the significant inventory losses of crude oil and refined products because of crude oil price slump.

In the first half of 2020, the unit refining cash operating cost (defined as operating expenses less cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB 177 per tonne, representing an increase of 6.9% year on year, which was mainly because the unit cost increased as a result of the throughput decreased compared with the same period of last year.

In the first half of 2020, the operating loss of the segment was RMB 31.7 billion, representing a decrease of RMB 50.8 billion year on year.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and the third parties, conducting direct sales and wholesale to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2020, the operating revenues of the segment were RMB 529.8 billion, down by 23.4% year on year. This was mainly due to refined oil products sales volume and price decreased because of domestic market demand plunged.

The following table sets forth the sales volumes, average realised prices and respective percentage changes of the segment’s four major refined oil products in the first half of 2020 and that of the same period of 2019, including detailed information about retail, direct sales and distribution of gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2020	2019	(%)	2020	2019	(%)
Gasoline	39,807	45,107	(11.7)	6,523	7,483	(12.8)
Retail	28,322	33,607	(15.7)	7,128	7,976	(10.6)
Direct sales and Distribution	11,485	11,499	(0.1)	5,031	6,044	(16.8)
Diesel	36,098	41,594	(13.2)	5,019	5,687	(11.7)
Retail	17,137	20,371	(15.9)	5,500	6,131	(10.3)
Direct sales and Distribution	18,961	21,223	(10.7)	4,584	5,261	(12.9)
Kerosene	9,519	13,010	(26.8)	2,891	4,261	(32.2)
Fuel oil	11,548	11,113	3.9	2,736	2,925	(6.5)

In the first half of 2020, the operating expenses of the segment were RMB 521.1 billion, representing a decrease of RMB 156.0 billion year on year, down by 23.0%. This was mainly due to the decrease of sales volume and procurement costs.

In the first half of 2020, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, divided by the sales volume) was RMB 176 per tonne, representing an increase of 2.3% year on year. This was mainly due to the sales volume decreased year on year.

In the first half of 2020, the operating revenues of non-fuel business was RMB 16.6 billion, representing a decrease of RMB 0.1 billion year on year and the profit of non-fuel business was RMB 2.0 billion representing an increase of RMB 0.1 billion compared with the same period of 2019.

In the first half of 2020, the segment’s operating profit was RMB 8.7 billion, representing a decrease of RMB 6.0 billion year on year, down by 41.1%, mainly due to the decreased sales volume of gasoline and diesel impacted by COVID-19 outbreak. Of which, the operating profit in the second quarter was RMB 10.2 billion, up by 49.1% compared with the same period of last year.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and the third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2020, operating revenues of the chemicals segment were RMB 172.2 billion, representing a decrease of 33.9% year on year, which was mainly due to the decrease in chemical sales volume and products prices.

The sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, and chemical fertiliser) totalled RMB 163.2 billion, representing a decrease of 33.8% year on year, accounting for 94.8% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products for the first half of 2020 and that of the same period of 2019.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2020	2019	(%)	2020	2019	(%)
Basic organic chemicals	21,928	27,312	(19.7)	3,541	4,526	(21.8)
Synthetic fibre monomer and polymer	4,572	8,328	(45.1)	4,354	5,839	(25.4)
Synthetic resin	8,312	7,686	8.1	6,661	7,928	(16.0)
Synthetic fibre	602	661	(8.9)	6,771	9,063	(25.3)
Synthetic rubber	649	631	2.9	7,747	9,687	(20.0)
Chemical fertiliser	592	473	25.2	1,928	2,212	(12.8)

In the first half of 2020, the operating expenses of the segment were RMB 169.0 billion, representing a decrease of 32.0% year on year.

The segment’s operating profit in the first half of 2020 was RMB 3.2 billion, representing a decrease of RMB 8.7 billion or 73.1% as compared with that of 2019, which was mainly due to the decrease in chemical demand, products prices and chemical margin as a result of COVID-19 outbreak.

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of Sinopec Corp.’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2020, the operating revenues generated from corporate and others were RMB 484.6 billion, representing a decrease of 37.1% year on year. This was mainly due to the decreased trading scale and prices of crude oil and refined oil products.

In the first half of 2020, the operating expenses for corporate and others were RMB 484.8 billion, representing a decrease of 37.3% year on year.

In the first half of 2020, the segment’s operating loss amounted to RMB 200 million, improved by RMB 2.4 billion year on year.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity	Unit: RMB million

	As of 30 June	As of 31 December
	2020	2019	Change
Total assets	1,821,639	1,755,071	66,568
Current assets	507,980	445,856	62,124
Non-current assets	1,313,659	1,309,215	4,444
Total liabilities	991,453	879,236	112,217
Current liabilities	628,622	576,374	52,248
Non-current liabilities	362,831	302,862	59,969
Total equity attributable to shareholders of the Company	691,363	738,150	(46,787)
Share capital	121,071	121,071	－
Reserves	570,292	617,079	(46,787)
Non-controlling Interests	138,823	137,685	1,138
Total equity	830,186	875,835	(45,649)

As of 30 June 2020, the Company’s total assets were RMB 1,821.6 billion, representing an increase of RMB 66.6 billion compared with the end of 2019, of which:

●
Current assets were RMB 508.0 billion, representing an increase of RMB 62.1 billion compared with that as of the end of 2019, mainly because the cash and cash equivalents increased by RMB 26.1 billion, the time deposits with financial institutions increased by RMB 24.6 billion, the prepaid expenses and other current assets increased by RMB 25.6 billion, inventories decreased by RMB 11.9 billion.

●
Non-current assets were RMB 1,313.7 billion, representing an increase of RMB 4.4 billion compared with that as of the end of 2019. The change was mainly due to deferred tax assets increased by RMB 11.0 billion, construction in progress increased by RMB 8.0 billion and net value of property, plant and equipment decreased by RMB 10.1 billion, and the interest in joint ventures decreased by RMB 2.7 billion.

As of 30 June 2020, the Company’s total liabilities were RMB 991.5 billion, representing an increase of RMB 112.2 billion compared with that as of the end of 2019, of which:

●
Current liabilities were RMB 628.6 billion, representing an increase of RMB 52.2 billion compared with that as of the end of 2019. This was mainly due to the short-term debts increased by RMB 12.7 billion, loans from Sinopec Group Company and fellow subsidiaries increased by RMB 24.5 billion and derivative financial liabilities increased by RMB 15.7 billion.

●
Non-current liabilities were RMB 362.8 billion, representing an increase of RMB 60.0 billion compared with that as of the end of 2019, mainly due to long-term debts increased by RMB 46.4 billion and loans from Sinopec Group Company and fellow subsidiaries increased by RMB 8.9 billion.

As of 30 June 2020, total equity attributable to shareholders of the Company was RMB 691.4 billion, representing a decrease of RMB 46.8 billion compared with that as of the end of 2019.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for the first half of 2020 and of 2019.

Unit: RMB million

	Six-month period ended 30 June		Changes
Major items of cash flows	2020	2019	in amount
Net cash generated from operating activities	39,794	32,918	6,876
Net cash used in investing activities	(75,541)	(49,073)	(26,468)
Net cash generated from/(used in) financing activities	61,376	(2,945)	64,321
Net increase/(decrease) in cash and cash equivalents	25,629	(19,100)	44,729

In the first half of 2020, net cash generated from operating activities was RMB 39.8 billion, representing an increased cash in of RMB 6.9 billion year on year. This was mainly due to profit before taxation decreased by RMB 76.7 billion, impairment losses on assets increased cash in by RMB 11.6 billion, change of accounts receivable and other current assets increased cash in by RMB 15.9 billion, change of inventories increased cash in by RMB 38.7 billion and income tax paid decreased by RMB 8.8 billion year on year.

In the first half of 2020, net cash used in investing activities was RMB 75.5 billion, representing an increased cash out of RMB 26.5 billion year on year. This was mainly due to capital expenditure increased cash out by RMB 6.0 billion, decrease in time deposits with maturities over three months decreased cash in by RMB 12.1 billion and interest received decreased cash in by RMB 2.2 billion.

In the first half of 2020, net cash generated from financing activities was RMB 61.4 billion, representing an increased cash in of RMB 64.3 billion year on year, which was mainly due to an increase of RMB 69.5 billion of proceeds from bank and other loans.

As of 30 June 2020, the cash and cash equivalents were RMB 86.4 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & Development and environmental expenditure
In the first half of 2020, the Company’s research and development expenditure amounted to RMB 8.036 billion, of which expensed was RMB 4.301 billion and capital expenditure was RMB 3.735 billion.

Environmental expenditures refer to the normal routine pollutant cleaning fees paid by the Company, excluding capitalised cost of pollutant treatment facilities. In the first half of 2020, the environmental expenditures amounted to RMB 3.605 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values          Unit: RMB million

Items	Beginning of the reporting period	End of the reporting period	Profits and losses from variation of fair values in the current reporting period	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current reporting period	Funding source
Financial assets at fair value through profit or loss of the reporting period	3,319	3,733	86	—	—	Self-owned fund
Structured deposits	3,318	3,732	73	－	－
Stock	1	1	13	－	－
Derivative financial instruments	48	51	1,015	－	－	Self-owned fund
Cash flow hedges	(1,940)	(10,452)	4,640	(2,460)	－	Self-owned fund
Other equity instruments	1,521	1,494	－	(31)	－	Self-owned fund
Total	2,948	(5,174)	5,741	(2,491)	－

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASS
The major differences between the Company’s financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company from page 135 in this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Operating income
Exploration and Production Segment	78,929	103,804
Refining Segment	438,358	597,797
Marketing and Distribution Segment	529,801	691,842
Chemicals Segment	172,199	260,488
Corporate and Others	484,625	770,161
Elimination of inter-segment sales	(669,666)	(925,096)
Consolidated operating income	1,034,246	1,498,996
Operating (loss)/profit
Exploration and Production Segment	(8,044)	5,449
Refining Segment	(32,548)	18,171
Marketing and Distribution Segment	6,807	14,561
Chemicals Segment	2,873	11,663
Corporate and Others	(4,388)	847
Elimination of inter-segment sales	4,500	(244)
Financial expenses, gains/(losses) from changes in fair value, investment income and asset disposal gains/(losses)	615	(2,869)
Other income	2,462	1,600
Consolidated operating (loss)/profit	(27,723)	49,178
Net (loss)/profit attributable to equity shareholders of the Company	(22,882)	31,338

Operating profit: In the first half of 2020, the operating loss of the Company was RMB 27.7 billion, representing a decrease of RMB 76.9 billion year on year. This was mainly due to the decrease of refinery throughput, chemical and refined oil products sales volume, realised prices, huge loss in inventory and narrowed gross margin of major products resulting from COVID-19 outbreak and slump of crude oil price.

Net profit: In the first half of 2020, net loss attributable to equity shareholders of the Company was RMB 22.9 billion, representing a decrease of RMB 54.2 billion year on year.

(2)	Financial data prepared under CASs:

	As of 30 June	As of 31 December
	2020	2019	Changes
	RMB million	RMB million	RMB million
Total assets	1,821,639	1,755,071	66,568
Non-current liabilities	361,789	301,792	59,997
Shareholders’ equity	831,228	876,905	(45,677)

As of 30 June 2020, the Company’s total assets were RMB 1,821.6 billion, representing an increase of RMB 66.6 billion compared with the end of 2019. This was mainly due to the increase in the cash at bank and on hand of RMB 50.8 billion, receivables increased by RMB 18.5 billion.

As of 30 June 2020, the Company’s non-current liabilities were RMB 361.8 billion, representing an increase of RMB 60.0 billion compared with the end of 2019. This was mainly due to the increase in the long-term loans of RMB 35.2 billion and the increase in the debentures payable of RMB 20.2 billion.

As of 30 June 2020, total shareholders’ equity of the Company was RMB 831.2 billion, representing a decrease of RMB 45.7 billion compared with the end of 2019. This was mainly due to the decrease in retained earnings of RMB 45.9 billion.

(3)	The results of the principal operations by segments

Segments	Operating income (RMB million)	Operating cost (RMB million)	Gross profit margin* (%)	Decrease of operating income on a year-on-year basis (%)	Decrease of operating cost on a year-on-year basis (%)	(Decrease)/ increase of gross profit margin on a year-on-year basis (percentage point)
Exploration and Production	78,929	72,309	3.7	(24.0)	(12.7)	(11.7)
Refining	438,358	350,439	(3.2)	(26.7)	(23.1)	(8.0)
Marketing and Distribution	529,801	492,098	6.9	(23.4)	(23.8)	0.4
Chemicals	172,199	156,149	8.9	(33.9)	(34.1)	0.2
Corporate and Others	484,625	479,336	1.1	(37.1)	(37.5)	0.6
Elimination of inter-segment sales	(669,666)	(674,166)	N/A	N/A	N/A	N/A
Total	1,034,246	876,165	4.9	(31.0)	(30.6)	(2.9)

*	Gross profit margin = (Operating income – Operating cost, taxes and surcharges)/Operating income

5	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY, ESTIMATES AND METHODS
None

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE

(1)
During the reporting period, Sinopec Corp. was in full compliance with the articles of association of Sinopec Corp. (Articles of Association) as well as domestic and overseas laws and regulations, adhered to the standard operation, and improved the corporate governance capabilities and governance levels. The Company elected directors, chairman and employee’s representative supervisors, appointed senior management, and adjusted the composition of relevant special committees, all of which further improved the corporate governance structure. The Company continued to deepen “the campaign of promoting the execution effectiveness of internal control” to strengthen the internal control and risk management. The Party organisation participated in corporate governance to promote scientific decision-making. Special committees of the Board fulfilled their duties with diligence and due care, and carefully reviewed relevant matters. The information disclosure and investor relations work were further strengthened. The Company actively fulfilled its social responsibilities, especially contributed to the prevention and control of the COVID-19 by ways of maintaining a stable supply of oil and gas, increasing production and supply of medical-use materials, and helped work resumption of related industries.

During the reporting period, on 25 March 2020 and 19 May 2020 respectively, Sinopec Corp. convened the first extraordinary general meeting in 2020 and 2019 annual general meeting in Beijing, China, strictly in compliance with the relevant laws, regulations and the required notice, convening and holding procedures under the Articles of Association. For details of the meetings, please refer to the poll results announcements published in China Securities Journal, Shanghai Securities News, and Securities Times and on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange after the meetings.

(2)
During the reporting period, none of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders, or de facto controller of Sinopec Corp. was investigated by the CSRC, administratively punished or publicly reprimanded by the CSRC, the Hong Kong Securities and Futures Commission, or the Securities and Exchange Commission of the United States, or publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, or the London Stock Exchange.

(3)	Equity interests of directors, supervisors, and other senior management
As at 30 June 2020, Mr. Ling Yiqun, Director and Senior Vice President, held 13,000 A shares of Sinopec Corp. and Mr. Li Defang, Supervisor, held 40,000 A shares of Sinopec Corp. (held as interest of spouse).

Save as disclosed above, the directors, supervisors and senior management of Sinopec Corp. and their respective associates confirmed that none of them had any interest or short positions in any shares, underlying shares or debentures of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (Model Code) contained in Appendix 10 to the Hong Kong Listing Rules.

As required under the Hong Kong Listing Rules, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (the Rules and the Code) to stipulate securities transactions by relevant employees. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp., all the directors confirmed that they had complied with the required standards in the Model Code as well as those set out in the Rules and the Code during the reporting period.

(4)	Compliance with the Corporate Governance Code
During the reporting period, Sinopec Corp. has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules.

(5)	Review of the Interim Report
The Audit Committee of the Board of Sinopec Corp. has reviewed and confirmed the Interim Report.

2	DIVIDEND
(1)	Dividend distribution for the year ended 31 December 2019
Upon the approval at its annual general meeting for 2019, Sinopec Corp. distributed the final cash dividend of RMB 0.19 per share (tax inclusive) for 2019. The final dividend for 2019 has been distributed to shareholders on or before 19 June 2020 whose names appeared on the register of members of Sinopec Corp. on 9 June 2020. Combined with the 2019 interim cash dividend of RMB 0.12 per share (tax inclusive), the total cash dividend for the whole year of 2019 amounted to RMB 0.31 per share (tax inclusive).

(2)	Special interim dividend distribution plan for 2020
Pursuant to the Articles of Association, the amount of the half-yearly dividend distribution shall not exceed 50% of net profit for the reporting period. In order to maintain continuity and steadiness of dividend distribution of the Company and considering the long-term development of the Company and overall interests of all shareholders, the sixteenth meeting of the seventh session of the Board approved and proposed to distribute a special interim dividend of RMB 0.07 per share (tax inclusive). The independent non-executive directors had issued independent opinions on the special interim dividend distribution plan for 2020 which is subject to the approval at the extraordinary general meeting of Sinopec Corp.

The special interim dividend will be distributed on or before 5 November 2020 to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 22 October 2020. In order to be qualified for the special interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration, no later than 4:30 p.m. on 15 October 2020. The register of members of H shares of Sinopec Corp. will be closed from 16 October 2020 to 22 October 2020 (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the special interim dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation form retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. In the case that the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的 通知) (Caishui [2014] No. 81):

For domestic investors of H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors in the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate under such tax treaty will be refunded.

3	MAJOR PROJECTS
(1)	Zhongke integrated refining and chemical project
Zhongke integrated refining and chemical project consists mainly of a 10,000,000 tpa refinery, 800,000 tpa ethylene unit, 300,000 tonne capacity jetty and relevant utilities project. The project was put into operation on 16 June 2020. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining. As of 30 June 2020, the aggregate investment was RMB 33.2 billion.

(2)	Zhenhai Refining & Chemical expansion project
Zhenhai Refining & Chemical expansion project consists of 15,000,000 tpa refinery project and 1,200,000 tpa ethylene project. The project was approved in June 2018. Ethylene and ancillary projects started at the end of October 2018 and the mechanical completion is expected to be achieved in the middle of 2021. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining. As of 30 June 2020, the aggregate investment was RMB 5.0 billion.

(3)	Wuhan ethylene debottlenecking project
Wuhan ethylene debottlenecking project will expand the existing 800,000 tpa ethylene to 1,100,000 tpa ethylene. The project started at the end of October 2018 and the mechanical completion is expected to be achieved in December 2020. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining. As of 30 June 2020, the aggregate investment was RMB 2.7 billion.

(4)	Weirong shale gas project
Under the guidance of “overall deployment, stage-wise implementation and fully consideration”, the building of first phase of production capacity, which is 1 billion cubic meters per year, was promoted comprehensively since August 2018. It is expected to be completed and put into operation in December 2020. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining. As of 30 June 2020, the aggregate investment was RMB 2.5 billion.

4	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.	Sinopec Corp.	Sinopec Corp.
Bond name	2010 Corporate bond	2012 Corporate bond	2015 Corporate bond (first issue)
Abbreviation	10石化02	12石化02	15石化02
Code	122052	122150	136040
Issuance date	21 May 2010	1 June 2012	19 November 2015
Maturity date	21 May 2020	1 June 2022	19 November 2020
Amount issued (RMB billion)	9	7	4
Outstanding balance (RMB billion)	－	7	4
Interest rate (%)	4.05	4.90	3.70
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. The principal will be paid at maturity with last instalment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued of “12石化02” during the reporting period and “10石化02” had been repaid and delisted from the Shanghai Stock Exchange.
Investor Qualification Arrangement	15石化02 was publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds.
Listing exchange	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited
27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing
Huang Xu, Zhai Ying
(010) 6505 1166
Credit rating agency	United Credit Ratings Co., Ltd.
12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceed	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating
During the reporting period, United Credit Ratings Co., Ltd. provided credit rating for 10石化02, 12石化02 and 15石化02 and reaffirmed AAA credit rating in the continuing credit rating report. The long term credit rating of Sinopec Corp. remained AAA with its outlook being stable. Pursuant to relevant regulations, the latest credit rating results have been published through media designated by regulators within two months commencing from the date of disclosure of the 2019 annual report.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
During the reporting period, there is no arrangement to credit addition mechanism and change of the repayment for the above-mentioned corporate bonds. Sinopec Corp. strictly followed the provisions in the corporate bond prospectus to repay interests of the corporate bonds to bondholders.

The guarantor of 10石化02 and 12石化02 is China Petrochemical Corporation. For more information of the guarantor, please refer to the 2019 annual report of corporate bonds which had be published on website of Shanghai Stock Exchange by China Petrochemical Corporation.

Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting was not convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company’s credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to fulfil obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee had disclosed the Trustee Management Affairs Report. The full disclosure is available on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

Principal accounting data and financial indicators as of 30 June 2020

	As of 30 June	As of 31 December
Principal data	2020	2019	Change	Reasons for change
Current ratio	0.81	0.77	0.04	Due to the increase of current assets
Quick ratio	0.52	0.44	0.08	Due to the increase of cash at bank and on hand
Liability-to-asset ratio	54.37%	50.04%	4.33 percentage points	Due to increase of liabilities
Loan repayment rate	100%	100%	–

	Six-month period ended 30 June
	2020	2019	Change	Reasons for change
EBITDA-to-interest coverage ratio	3.79	12.20	(8.41)	Due to the decrease of EBITDA
Interest payment rate	100%	100%	–

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 30 June 2020, the standby credit line provided by several domestic financial institutions to the Company was RMB 287.502 billion in total, facilitating the Company to get such amount of unsecured loans. During the reporting period, Sinopec Corp. fulfilled relevant undertakings in the offering circular of corporate bonds. During the reporting period, Sinopec Corp. had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities of 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250% and was repaid in full and delisted; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875% and was repaid in full and delisted; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of the notes with maturities of 10 years and 30 years.

5	DISPOSAL OF ASSETS AND EXTERNAL INVESTMENT
On 23 July 2020, Sinopec Corp. entered into the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets with China Oil & Gas Pipeline Network Corporation (PipeChina) in Beijing, pursuant to which Sinopec Corp. proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB 47.113 billion upon completion of the PipeChina reorganisation. PipeChina will issue additional equity to Sinopec Corp. to satisfy the transaction consideration. The appraised value of the target assets, as well as the transaction consideration, amounts to RMB 47.113 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Sinopec Natural Gas Limited Company (Sinopec Natural Gas), entered into the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina in Beijing, pursuant to which Sinopec Natural Gas proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB 22.887 billion upon completion of the PipeChina reorganisation and will receive RMB 18.621 billion paid by PipeChina in cash. PipeChina will issue additional equity and make cash payment to Sinopec Natural Gas to satisfy the transaction consideration. The appraised value of the target assets, as well as the transaction consideration, amounts to RMB 41.509 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

On 23 July 2020, Sinopec Marketing Co., Limited (Marketing Company), entered into the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with PipeChina in Beijing, pursuant to which Marketing Company proposed to transfer the refined oil pipelines and other assets held by it to PipeChina, in exchange for cash consideration paid by PipeChina. The appraised value of the target assets held by Marketing Company, as well as the transaction consideration, amounts to RMB 30.813 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

In addition, on 21 July 2020, Sinomart KTS Development Limited (KTS Company) entered into the Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Pipeline Company Limited (Sinopec Yu Ji Company) with PipeChina in Beijing, pursuant to which KTS Company proposed to transfer 100% equity interest in Sinopec Yu Ji Company, its subsidiary, to PipeChina, in exchange for cash consideration paid by PipeChina. The appraised value of the target assets held by KTS Company, as well as the transaction consideration, amounts to RMB 3.220 billion, while the final consideration shall be subject to the appraised value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.

For details, please refer to the announcements published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and, Securities Times, and on the website of Shanghai Stock Exchange on 24 July 2020, and on the website of Hong Kong Stock Exchange on 23 July 2020. The above disposal of assets and external investment is subject to the approval at the extraordinary general meeting of Sinopec Corp.

6	ABSORPTION AND MERGER OF ZHANJIANG DONGXING BY ZHONGKE REFINING
On 29 April 2020, Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. (Zhongke Refining) entered into the Merger Agreement with Sinopec Zhanjiang Dongxing Petrochemical Company Limited (Zhanjiang Dongxing), and Sinopec Corp. entered into the Joint Venture Contract with Sinopec Century Bright Capital Investment Limited (Century Bright Company). Pursuant to the transaction documents, Zhongke Refining agreed to absorb and merge Zhanjiang Dongxing. Zhongke Refining had become the owner of all assets and liabilities of Zhanjiang Dongxing and had assumed the existing businesses and personnel of Zhanjiang Dongxing. Each of Sinopec Corp. and Century Bright Company holds 90.3% and 9.7% equity interest in Zhongke Refining, respectively. The absorption and merger of Zhanjiang Dongxing by Zhongke Refining was completed on 2 July 2020. For details, please refer to the announcements published by Sinopec Corp. in China Securities Journal, Shanghai Securities News and, Securities Times, and on the website of Shanghai Stock Exchange on 30 April 2020 and 3 July 2020, and on the website of Hong Kong Stock Exchange on 29 April 2020 and on 2 July 2020.

7	CORE COMPETITIVENESS ANALYSIS
The Company is a large-scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations with strong competitiveness. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China. Equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China. In terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among our various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endows the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company owns a favourable positioning with its operations located close to the consumer markets. Along with the steady growth of the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and owns a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in research and development covering a wide range of subjects. The four platforms for technology advancement are taking shape, which include exploration and development of oil and gas, refining, petrochemicals and strategic emerging technologies. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company owns a strong technical strength.

The Company always attaches great importance to fulfillment social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company owns an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

8	CONTINUING CONNECTED TRANSACTIONS DURING THE REPORTING PERIOD
Sinopec Corp. and China Petrochemical Corporation entered into a number of continuing connected transactions agreements, including the mutual supply agreement, the cultural, educational, hygiene and auxiliary agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property licensing agreement and safety production insurance fund document.

Pursuant to the above-mentioned continuing connected transactions agreements (as amended from time to time), the aggregate amount of the continuing connected transactions of the Company during the reporting period was RMB 168.336 billion. Among which, purchases expenses amounted to RMB 109.208 billion, representing 9.80% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, transportation, exploration and development services, and production-related services) of RMB 101.236 billion, purchases of cultural, educational, hygiene and auxiliary services of RMB 1.572 billion, payment of property rent of RMB 269 million, payment of land use rights of RMB 5.558 billion, and interest expenses of RMB 573 million. The sales income amounted to RMB 59.128 billion, representing 5.40% of the total amount of this type of transaction for the reporting period, including sales of products of RMB 58.636 billion, agency commission income of RMB 70 million, and interest income of RMB 422 million.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

9	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million

		Funds to related parties			Funds from related parties
Related parties	Relations	Balance at the beginning of the period	Amount incurred	Balance at the end of the period	Balance at the beginning of the period	Amount incurred	Balance at the end of the period
Sinopec Group	Parent company and its subordinate companies*	10,767	5,195	15,962	15,736	(2,015)	13,721
Other related parties	Associates and joint ventures	1,738	412	2,150	392	2,777	3,169
Total		12,505	5,607	18,112	16,128	762	16,890

Reason for provision of funds between related parties	Loans and other accounts receivable and accounts payable
Impacts on the Company	No material negative influence

*: Subordinate companies include subsidiaries, joint ventures and associates.

10	SIGNIFICANT LITIGATION AND ARBITRATION
No significant litigation, arbitration relating to the Company occurred during the reporting period.

11	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDER AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any court’s effective judgments which should be executed or any large amount of debt which should be repaid.

12	OTHER MATERIAL CONTRACTS
During the reporting period, the Company did not enter into any other significant contracts which should be disclosed.

13	SIGNIFICANT EQUITY INVESTMENTS
During the reporting period, the Company did not have significant equity investment.

14	SIGNIFICANT ASSETS AND EQUITY SALE
During the reporting period, there was no significant assets or equity sale of the Company.

15	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.
During the reporting period, the deposit placed by the Company in Sinopec Finance Co., Ltd. and Century Bright Company was strictly in compliance with the cap as approved at the general meeting of shareholders. During daily operations, the deposits placed by the Company in Sinopec Finance Co., Ltd. and Century Bright Company can be fully withdrawn for the Company’s use.

16	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB Million

Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed companies	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guarantee	Whether guarantee for connected parties[1]
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd	9,126	25 May 2016	25 May 2016–31 December 2023 (the mature date is estimated)	Joint liability guarantee	No	No	－	No	Yes
Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	6,745	18 April 2018	18 April 2018–31 December 2031	Joint liability guarantee	No	No	－	No	No

Total amount of guarantees provided during the reporting period[2]	－
Total amount of guarantee balance at the end of reporting period[2] (A)	15,871
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	－
Total balance amount of guarantee for controlled subsidiaries at the end of the reporting period (B)	12,341
Total amount of guarantees provided by the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	28,212
The proportion of the total amount of guarantees attribute to the Sinopec Corp.’s net assets (%)	4.07
Among which:
Guarantees provided for shareholders, de facto controller and connected parties (C)	－
Amount of debt guarantees provided directly or indirectly for the companies with liabilities to assets ratio over 70% (D)	6,745
The amount of guarantees in excess of 50% of the net assets (E)	－
Total amount of the above three guarantee items (C+D+E)	6,745
Explanation of guarantee undue that might involve joint and several liabilities	None
Explanation of guarantee status	None

1:	As defined in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

2:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

17	PERFORMANCE OF THE UNDERTAKINGS

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	IPO	China Petrochemical Corporation
1  Compliance with the connected transaction agreements;
2   Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3   Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4   Granting licenses for intellectual property rights;
5   Avoiding competition within the same industry;
6    Abandonment of business competition and conflicts of interest with Sinopec Corp.
				From 22 June 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

18	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

19	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. and its subsidiaries did not implement any share incentive scheme during the reporting period.

20	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed securities of Sinopec Corp.

21	INFORMATION ON MAJOR SUBSIDIARIES OR THE ASSOCIATES OR JOINT VENTURES
The net profit from the subsidiary or investment income from the associate or joint venture accounts for more than 10% of the Company’s net profit:

Unit: RMB million

Company name	Registered capital	Percentage of share held by Sinopec Corp. (%)	Total asset	Net Assets	Net Profit	Revenue of principal business	Profit of principal business	Principal Activities
Sinopec Marketing Co., Ltd.	28,403	70.42	504,666	223,652	5,025	511,547	32,652	Sales of refined oil products

22	ENVIRONMENTAL PROTECTION BY SINOPEC CORP. AND ITS SUBSIDIARIES
During the reporting period, certain subsidiaries of Sinopec Corp. which are listed as major pollutant discharge units have disclosed environmental information as required by the relevant authorities and local government. The details of such information was published on national pollutant discharge license management information platform (http://permit.mee.gov.cn/permitExt/defaults/default-index!getInformation.action) and the local government website. Sinopec Corp. built prevention and control facilities for sewage, flue gas, solid waste and noise in accordance with the requirements of the national and local pollution prevention and environmental protection standards, kept effective and stable operation of pollution prevention and control facilities, and realised standardised discharges and emissions of sewage, flue gas, solid waste and factory noise. The Company further regulated environmental management of construction projects, strictly examined the environmental protection content of the feasibility report, standardised the implementation of the environment assessment in the project under construction and environmental acceptance when completed, implemented “three-simultaneity” management (environmental facilities shall be designed, constructed and put into operation simultaneously with the main construction). Sinopec Corp. strictly complies with relevant national requirements on environment emergency plan management and continually improves the emergency plans for environmental emergencies and heavy pollution weather.

According to the national pollution permit and self-monitoring technology guidelines in relevant industries, we acquired discharge permit and modified the self-monitoring plan according to relevant industrial self-monitoring guidance, implemented new national requirements of sewage, flue gas and noise monitor, and disclosed the environmental results as required. For other subsidiaries that are not listed as major pollutant discharge units, the Company also completed relevant environmental protection formalities in accordance with the national and local requirements, and implemented relevant environmental protection measures. According to the requirements of national and local ecological environment departments, these companies do not need to disclose relevant information.

23	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. Coupled with the continuous spread of the COVID-19 around the world, the path to the recovery of world economy in the future will be more tortuous. The Company’s business could also be adversely affected by other factors such as the impact on export due to trade protectionism from certain countries, impact on import which is likely caused by regional trade agreements, and negative impact on the investment of overseas oil and gas exploration and development and refining and chemical storage projects which results from the uncertainty of geopolitics, international crude oil price and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products, and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the industry policy, production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to some extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalising the market entry regulations on petroleum and petrochemicals industry, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, setting caps for retail prices of gasoline, diesel and other refined oil products, the imposing of the special oil income levy, formulation of refined oil products import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the fully opening up of exploration and mining rights, the opening up of crude oil import licenses and the right of tenure, removing the restriction of share ratio of refining projects to foreign enterprises, further improvement in pricing mechanism of refined oil products, cancellation of wholesale right and decentralization of retail right of refined oil products, and gas stations investment are fully opened to foreign investment, reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party, and reforming in resource tax and environmental tax, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of additional oil and gas reserves: The sustainable development of the Company’s upstream business is partly dependent on increasing our oil and natural gas resources by continuously conducting exploration, upgrading recovery rate or through acquisitions. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire enough alternative crude oil and natural gas resources, the Company will face the pressure of declining reserves and production of crude oil and natural gas in future, which may adversely affect the Company’s long-term sustainable development and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, economic growth, pandemic, natural disaster and other factors, the prices of crude oil fluctuated sharply, which may adversely affect the Company’s production cost, financial situation and operation performance. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible countermeasures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause impacts to the society, financial losses to the Company and injuries to people and their health. The Company has always been paying great emphasis on the safety production, and has implemented a strict HSSE management system as a best endeavor to avoid such risks. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical industry is a capital intensive industry. Although the Company adopted a prudent investment strategy, and as required by the new procedure and management of investment decision-making issued in 2017, conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist and expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry policies and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution in trade, and politicisation of economic and trade issues, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, tax dispute, etc., the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company’s domestic realized price of crude oil is based on international oil price, the fluctuation of the Renminbi exchange rate will have an effect on the income of the upstream sector. The Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company’s crude oil refined products. However, the domestic oil product price is calculated using the Renminbi central parity, while the crude oil purchase is settled using the buying exchange rate of foreign exchange. When there exists a significant difference between Renminbi central parity and the buying exchange rate, the Company’s profit margin in refining sector will be influenced to a certain extent.

Cyber-security risks: The Company has a well- established network safety system, information infrastructure and operation system, and network safety information platform, devotes significant resources to protecting our digital infrastructure and data against cyber-attacks, if our systems against cyber-security risk prove to be ineffective, the Company could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, injuries to personnel, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
On 13 January 2020, Ms. Shou Donghua was appointed as Chief Financial Officer of Sinopec Corp.

On 19 January 2020, Mr. Dai Houliang resigned as Chairman of the Board, Non-executive Director and Chairman of each of the Strategy Committee, Nomination Committee and Social Responsibility Management Committee of the Board of Sinopec Corp. due to change of working arrangement.

On 24 March 2020, Mr. Li Yunpeng resigned as Non-executive Director and member of the Remuneration and Appraisal Committee of Sinopec Corp. due to his age.

On 25 March 2020, Mr. Zhang Yuzhuo was elected as Chairman of the Board, Non-executive Director and Chairman of each of the Strategy Committee, Nomination Committee and Social Responsibility Management Committee of the Board of Sinopec Corp.

On 25 March 2020, Mr. Liu Hongbin was appointed as Senior Vice President of Sinopec Corp.

On 18 May 2020, Mr. Zhou Hengyou resigned as employee’s representative supervisor of Sinopec Corp. due to change of working arrangement.

On 18 May 2020, Mr. Yu Xizhi resigned as employee’s representative supervisor of Sinopec Corp. due to change of working arrangement.

On 18 May 2020, Mr. Sun Huanquan was elected as employee’s representative supervisor of the seventh session of the board of supervisors of Sinopec Corp.

On 18 May 2020, Mr. Li Defang was elected as employee’s representative supervisor of the seventh session of the board of supervisors of Sinopec Corp.

On 19 May 2020, Mr. Liu Hongbin was elected as an Executive Director of the seventh session of the Board.

On 23 July 2020, Mr. Yu Xizhi was appointed as Vice President of Sinopec Corp.

On 12 August 2020, Mr. Lei Dianwu resigned as Senior Vice President of Sinopec Corp. due to change of working arrangement.

On 28 August 2020, Mr. Fan Gang resigned as Independent Non-executive Director and member of the Strategy Committee, Chairman of the Remuneration and Appraisal Committee and member of the Social Responsibility Management Committee of the Board of Sinopec Corp. due to working arrangement.

2	CHANGES IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT DURING THE REPORTING PERIOD
During the reporting period, except for the disclosure of interests of directors, supervisors and other senior management in the “Significant Events” section of this report., there is no change in shareholdings of the directors, supervisors and other senior management of Sinopec Corp.

REPORT OF THE PRC AUDITOR

PwC ZT Yue Zi (2020) No.0075

To the Shareholders of China Petroleum & Chemical Corporation,

We have reviewed the accompanying interim financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 30 June 2020, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the six months period then ended, and the notes to the financial statements. Management of Sinopec Corp. is responsible for the preparation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”). Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This Standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared in accordance with the requirements of CASs, and cannot present fairly, in all material respects, the consolidated and the company’s financial position of Sinopec Corp. as at 30 June 2020, and their financial performance and cash flows for the six months period then ended in accordance with the requirements of CASs.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA	Zhao Jianrong
Shanghai, the People’s Republic of China

28 August 2020	Signing CPA	Hu Yang

PricewaterhouseCoopers Zhongtian LLP
11/F PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
Tel: +86 (21) 2323 8888, Fax: +86 (21) 2323 8800, www.pwccn.com

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
UNAUDITED CONSOLIDATED BALANCE SHEET
As at 30 June 2020

	Notes	At 30 June	At 31 December
		2020	2019
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	178,700	127,927
Financial assets held for trading	6	3,733	3,319
Derivative financial assets	7	8,057	837
Accounts receivable	8	44,173	54,865
Receivables financing	9	9,401	8,622
Prepayments	10	5,635	5,066
Other receivables	11	52,520	24,109
Inventories	12	180,500	192,442
Other current assets		25,261	28,669
Total current assets		507,980	445,856
Non-current assets
Long-term equity investments	13	149,172	152,204
Other equity instrument investments		1,494	1,521
Fixed assets	14	612,378	622,423
Construction in progress	15	181,524	173,482
Right-of-use assets	16	195,045	198,051
Intangible assets	17	109,074	108,956
Goodwill	18	8,716	8,697
Long-term deferred expenses	19	8,779	8,930
Deferred tax assets	20	28,569	17,616
Other non-current assets	21	18,908	17,335
Total non-current assets		1,313,659	1,309,215

Total assets		1,821,639	1,755,071
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	23	55,700	31,196
Derivative financial liabilities	7	18,458	2,729
Bills payable	24	18,582	11,834
Accounts payable	25	173,572	187,958
Contract liabilities	26	132,906	126,735
Employee benefits payable	27	10,465	4,769
Taxes payable	28	41,502	69,339
Other payables	29	81,813	72,324
Non-current liabilities due within one year	30	62,836	69,490
Other current liabilities	31	32,788	–
Total current liabilities		628,622	576,374
Non-current liabilities
Long-term loans	32	74,795	39,625
Debentures payable	33	39,314	19,157
Lease liabilities	34	175,818	177,674
Provisions	35	43,675	43,163
Deferred tax liabilities	20	7,034	6,809
Other non-current liabilities	36	21,153	15,364
Total non-current liabilities		361,789	301,792

Total liabilities		990,411	878,166
Shareholders’ equity
Share capital	37	121,071	121,071
Capital reserve	38	122,043	122,127
Other comprehensive income	39	(2,300)	(321)
Specific reserve		2,877	1,741
Surplus reserves	40	207,423	207,423
Retained earnings		241,242	287,128
Total equity attributable to shareholders of the Company		692,356	739,169
Minority interests		138,872	137,736
Total shareholders’ equity		831,228	876,905

Total liabilities and shareholders’ equity		1,821,639	1,755,071

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED BALANCE SHEET
As at 30 June 2020

	Notes	At 30 June	At 31 December
		2020	2019
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		106,352	54,072
Derivative financial assets		1,985	940
Accounts receivable	8	16,101	21,544
Receivables financing		284	207
Prepayments	10	3,932	2,665
Other receivables	11	72,833	78,872
Inventories		47,326	49,116
Other current assets		14,051	25,149
Total current assets		262,864	232,565
Non-current assets
Long-term equity investments	13	309,815	304,687
Other equity instrument investments		395	395
Fixed assets	14	283,482	291,547
Construction in progress	15	66,233	60,493
Right-of-use assets	16	111,359	112,832
Intangible assets		8,626	8,809
Long-term deferred expenses		2,340	2,630
Deferred tax assets		16,236	7,315
Other non-current assets		6,412	2,490
Total non-current assets		804,898	791,198

Total assets		1,067,762	1,023,763
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		27,039	19,919
Derivative financial liabilities		4,174	157
Bills payable		7,966	4,766
Accounts payable		74,048	75,352
Contract liabilities		4,462	5,112
Employee benefits payable		5,089	1,214
Taxes payable		26,467	43,025
Other payables		155,725	118,064
Non-current liabilities due within one year		51,250	59,596
Other current liabilities		20,512	–
Total current liabilities		376,732	327,205
Non-current liabilities
Long-term loans		31,599	12,680
Debentures payable		26,973	7,000
Lease liabilities		107,198	107,783
Provisions		35,251	34,514
Other non-current liabilities		4,636	4,471
Total non-current liabilities		205,657	166,448

Total liabilities		582,389	493,653
Shareholders’ equity
Share capital		121,071	121,071
Capital reserve		68,836	68,841
Other comprehensive income		(1,448)	1,181
Specific reserve		1,407	949
Surplus reserves		207,423	207,423
Retained earnings		88,084	130,645
Total shareholders’ equity		485,373	530,110

Total liabilities and shareholders’ equity		1,067,762	1,023,763

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2020

	Notes	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Operating income	41	1,034,246	1,498,996
Less: Operating costs	41	876,165	1,263,093
Taxes and surcharges	42	107,843	120,246
Selling and distribution expenses		29,483	29,740
General and administrative expenses		31,021	27,039
Research and development expenses	45	4,301	3,989
Financial expenses	43	5,215	5,163
Exploration expenses, including dry holes	46	4,465	4,347
Add: Other income	47	2,462	1,600
Investment income	48	5,631	2,774
Gains/(losses) from changes in fair value	49	110	(306)
Credit impairment losses		(101)	(13)
Impairment losses	50	(11,667)	(82)
Asset disposal gains/(losses)		89	(174)
Operating (loss)/profit		(27,723)	49,178
Add: Non-operating income	51	683	685
Less: Non-operating expenses	52	972	767
(Loss)/profit before taxation		(28,012)	49,096
Less: Income tax (credit)/expense	53	(5,802)	10,140
Net (loss)/profit		(22,210)	38,956
Classification by going concern:
Continuous operating net (loss)/profit		(22,210)	38,956
Termination of net profit		–	–
Classification by ownership:
Equity shareholders of the Company		(22,882)	31,338
Minority interests		672	7,618
Basic (losses)/earnings per share	63	(0.189)	0.259
Diluted (losses)/earnings per share	63	(0.189)	0.259
Other comprehensive (loss)/income	39
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(30)	(20)
Items that may be reclassified subsequently to profit or loss
Other comprehensive loss that can be converted into profit or loss under the equity method		(1,781)	(509)
Cash flow hedges		(1,660)	4,791
Foreign currency translation differences		1,059	306
Total other comprehensive (loss)/income		(2,412)	4,568

Total comprehensive (loss)/income		(24,622)	43,524
Attributable to:
Equity shareholders of the Company		(25,095)	35,916
Minority interests		473	7,608

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED INCOME STATEMENT
For the six-month period ended 30 June 2020

	Notes	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Operating income	41	358,575	512,335
Less: Operating costs	41	287,803	404,570
Taxes and surcharges		70,139	81,950
Selling and distribution expenses		1,475	1,550
General and administrative expenses		15,006	11,167
Research and development expenses		4,050	3,727
Financial expenses		4,534	3,913
Exploration expenses, including dry holes		3,710	4,021
Add: Other income		1,894	891
Investment income	48	6,599	10,805
Gains from changes in fair value		360	20
Credit impairment losses		30	8
Impairment losses		(8,094)	1
Asset disposal gains		13	21
Operating (loss)/profit		(27,340)	13,183
Add: Non-operating income		103	111
Less: Non-operating expenses		444	277
(Loss)/profit before taxation		(27,681)	13,017
Less: Income tax (credit)/expense		(8,124)	510
Net (loss)/profit		(19,557)	12,507
Classification by going concern:
Continuous operating net (loss)/profit		(19,557)	12,507
Termination of net profit		–	–
Other comprehensive (loss)/income
Items that may be reclassified subsequently to profit or loss
Other comprehensive (loss)/income that can be converted into profit or loss under the equity method		(94)	27
Cash flow hedges		(2,591)	759
Total other comprehensive (loss)/income		(2,685)	786

Total comprehensive (loss)/income		(22,242)	13,293

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six-month period ended 30 June 2020

	Notes	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,152,664	1,585,959
Refund of taxes and levies		1,665	736
Other cash received relating to operating activities		110,725	69,270
Sub-total of cash inflows		1,265,054	1,655,965
Cash paid for goods and services		(903,987)	(1,297,454)
Cash paid to and for employees		(32,355)	(32,849)
Payments of taxes and levies		(155,230)	(206,645)
Other cash paid relating to operating activities		(133,688)	(86,099)
Sub-total of cash outflows		(1,225,260)	(1,623,047)

Net cash flow from operating activities	55(a)	39,794	32,918
Cash flows from investing activities:
Cash received from disposal of investments		5,476	17,019
Cash received from returns on investments		2,744	4,038
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		1,520	107
Net cash received from disposal of subsidiaries and other business entities		31	–
Other cash received relating to investing activities		28,066	41,787
Sub-total of cash inflows		37,837	62,951
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(53,063)	(46,253)
Cash paid for acquisition of investments		(6,362)	(11,958)
Other cash paid relating to investing activities		(53,953)	(53,813)
Sub-total of cash outflows		(113,378)	(112,024)

Net cash flow from investing activities		(75,541)	(49,073)
Cash flows from financing activities:
Cash received from capital contributions		3,267	1,570
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		3,267	1,570
Cash received from borrowings		400,911	331,459
Other cash received relating to financing activities		296	300
Sub-total of cash inflows		404,474	333,329
Cash repayments of borrowings		(306,739)	(293,992)
Cash paid for dividends, profits distribution or interest		(27,359)	(35,341)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(918)	(648)
Other cash paid relating to financing activities	55(d)	(9,000)	(6,941)
Sub-total of cash outflows		(343,098)	(336,274)

Net cash flow from financing activities		61,376	(2,945)
Effects of changes in foreign exchange rate		504	(40)

Net increase/(decrease) in cash and cash equivalents	55(b)	26,133	(19,140)

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CASH FLOW STATEMENT
For the six-month period ended 30 June 2020

	Notes	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		409,385	591,443
Refund of taxes and levies		1,542	573
Other cash received relating to operating activities		2,015	1,080
Sub-total of cash inflows		412,942	593,096
Cash paid for goods and services		(250,667)	(431,378)
Cash paid to and for employees		(16,878)	(17,414)
Payments of taxes and levies		(91,431)	(137,807)
Other cash paid relating to operating activities		(9,186)	(3,625)
Sub-total of cash outflows		(368,162)	(590,224)

Net cash flow from operating activities		44,780	2,872
Cash flows from investing activities:
Cash received from disposal of investments		11,274	14,138
Cash received from returns on investments		5,463	8,453
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		6,542	17
Other cash received relating to investing activities		64,906	15,504
Sub-total of cash inflows		88,185	38,112
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(23,615)	(22,231)
Cash paid for acquisition of investments		(12,044)	(5,783)
Other cash paid relating to investing activities		(90,732)	(25,900)
Sub-total of cash outflows		(126,391)	(53,914)

Net cash flow from investing activities		(38,206)	(15,802)
Cash flows from financing activities:
Cash received from borrowings		173,471	73,981
Other cash received relating to financing activities		105,890	35,924
Sub-total of cash inflows		279,361	109,905
Cash repayments of borrowings		(115,933)	(47,206)
Cash paid for dividends or interest		(25,548)	(32,501)
Other cash paid relating to financing activities		(121,353)	(40,385)
Sub-total of cash outflows		(262,834)	(120,092)

Net cash flow from financing activities		16,527	(10,187)
Effects of changes in foreign exchange rate		1	–

Net increase/(decrease) in cash and cash equivalents		23,102	(23,117)

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2020

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2019	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659
Change for the period
1. Net profit	–	–	–	–	–	31,338	31,338	7,618	38,956
2. Other comprehensive income/(loss) (Note 39)	–	–	4,578	–	–	–	4,578	(10)	4,568
Total comprehensive income	–	–	4,578	–	–	31,338	35,916	7,608	43,524
Amounts transferred to initial carrying amount of hedged items	–	–	808	–	–	–	808	55	863
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(31,479)	(31,479)	–	(31,479)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	437	437
5. Distributions to minority interests	–	–	–	–	–	–	–	(3,705)	(3,705)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(31,479)	(31,479)	(3,268)	(34,747)
6. Net increase in specific reserve for the period	–	–	–	972	–	–	972	117	1,089
7. Others	–	55	–	–	–	(132)	(77)	1	(76)

Balance at 30 June 2019	121,071	119,247	(1,388)	2,678	203,678	279,209	724,495	143,817	868,312
Balance at 1 January 2020	121,071	122,127	(321)	1,741	207,423	287,128	739,169	137,736	876,905
Change for the period
1. Net (loss)/profit	–	–	–	–	–	(22,882)	(22,882)	672	(22,210)
2. Other comprehensive loss (Note 39)	–	–	(2,213)	–	–	–	(2,213)	(199)	(2,412)
Total comprehensive (loss)/income	–	–	(2,213)	–	–	(22,882)	(25,095)	473	(24,622)
Amounts transferred to initial carrying amount of hedged items	–	–	234	–	–	–	234	45	279
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(23,004)	(23,004)	–	(23,004)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	2,363	2,363
5. Transaction with minority interests	–	(70)	–	–	–	–	(70)	(69)	(139)
6. Distributions to minority interests	–	–	–	–	–	–	–	(1,838)	(1,838)
Total transactions with owners, recorded directly in shareholders’ equity	–	(70)	–	–	–	(23,004)	(23,074)	456	(22,618)
7. Net increase in specific reserve for the period	–	–	–	1,136	–	–	1,136	210	1,346
8. Others	–	(14)	–	–	–	–	(14)	(48)	(62)

Balance at 30 June 2020	121,071	122,043	(2,300)	2,877	207,423	241,242	692,356	138,872	831,228

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2020

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2019	121,071	68,795	(485)	989	203,678	143,148	537,196
Change for the period
1. Net profit	–	–	–	–	–	12,507	12,507
2. Other comprehensive income	–	–	786	–	–	–	786
Total comprehensive income	–	–	786	–	–	12,507	13,293
Amounts transferred to initial carrying amount of hedged items	–	–	38	–	–	–	38
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(31,479)	(31,479)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(31,479)	(31,479)
4. Net increase in specific reserve for the period	–	–	–	438	–	–	438
5. Others	–	7	–	–	–	(127)	(120)

Balance at 30 June 2019	121,071	68,802	339	1,427	203,678	124,049	519,366
Balance at 1 January 2020	121,071	68,841	1,181	949	207,423	130,645	530,110
Change for the period
1. Net loss	–	–	–	–	–	(19,557)	(19,557)
2. Other comprehensive loss	–	–	(2,685)	–	–	–	(2,685)
Total comprehensive loss	–	–	(2,685)	–	–	(19,557)	(22,242)
Amounts transferred to initial carrying amount of hedged items	–	–	56	–	–	–	56
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 54)	–	–	–	–	–	(23,004)	(23,004)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(23,004)	(23,004)
4. Net increase in specific reserve for the period	–	–	–	458	–	–	458
5. Others	–	(5)	–	–	–	–	(5)

Balance at 30 June 2020	121,071	68,836	(1,448)	1,407	207,423	88,084	485,373

These financial statements have been approved for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
For the six-month period ended 30 June 2020

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 28 August 2020.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation, which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 58, and there are no significant changes related to the consolidation scope in the current period.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“CASs”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 30 June 2020, and the consolidated and company financial performance and the consolidated and company cash flows for the six-month period ended 30 June 2020.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

–	Financial assets held for trading (see Note 3(11))

–	Other equity instrument investments (see Note 3(11))

–	Derivative financial instruments (see Note 3(11))

–	Receivables financing (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group’s consolidated financial STATEMENTS are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(11)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(7), (8)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 57.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(10)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the original subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is mainly calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(12).

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(6)	Leases
A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(a)	As Lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(b)	As Lessor
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(7)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(7)	Fixed assets and construction in progress (Continued)
Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

Estimated useful life		Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(8)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(9)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(10)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(11)	Financial Instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, accounts receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured in the following ways:

–	Measured at amortised cost:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

–	Measured at fair value through other comprehensive income:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss. The financial assets include receivables financing.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For accounts receivable and receivables financing related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

–	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows:

–	The cumulative gain or loss on the hedging instrument from inception of the hedge;

–	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(12)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, right-of-use assets, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

●	engage in business activities from which it may earn revenues and incur expenses;

●	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

●	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value-added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Effective from
13 January 2015
Products	(RMB/Ton)
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2020			At 31 December 2019
	Original			Original
	currency	Exchange	RMB	currency	Exchange	RMB
	million	rates	million	million	rates	million
Cash on hand
Renminbi			4			14
Cash at bank
Renminbi			122,049			78,924
US Dollar	1,382	7.0795	9,781	1,889	6.9762	13,174
Hong Kong Dollar	67	0.9134	61	17	0.8958	15
EUR	3	7.9610	26	1	7.8155	8
Others			131			85
			132,052			92,220
Deposits at related parities
Renminbi			28,643			17,684
US Dollar	2,508	7.0795	17,775	2,560	6.9762	17,862
EUR	18	7.9610	143	14	7.8155	106
Others			87			55
			46,648			35,707
Total			178,700			127,927

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2020, time deposits with financial institutions of the Group amounted to RMB 92,254 million (31 December 2019: RMB 67,614 million).

At 30 June 2020, structured deposits included in cash at bank and on hand with financial institutions of the Group amounted to RMB 19,121 million (31 December 2019: RMB 19,210 million).

6	FINANCIAL ASSETS HELD FOR TRADING

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Structured deposits	3,732	3,318
Equity investments, listed and at quoted market price	1	1
Total	3,733	3,319

The financial assets are primarily the structured deposits with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

7	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 62.

8	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Accounts receivable	46,145	56,713	16,217	21,675
Less: Allowance for doubtful accounts	1,972	1,848	116	131
Total	44,173	54,865	16,101	21,544

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2020				At 31 December 2019
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	45,069	97.7	1,337	3.0	55,721	98.2	1,204	2.2
Between one and two years	346	0.7	68	19.7	260	0.5	70	26.9
Between two and three years	118	0.3	59	50.0	129	0.2	65	50.4
Over three years	612	1.3	508	83.0	603	1.1	509	84.4
Total	46,145	100.0	1,972		56,713	100.0	1,848

	The Company
	At 30 June 2020				At 31 December 2019
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	15,941	98.2	–	–	21,368	98.6	–	–
Between one and two years	96	0.6	12	12.5	105	0.5	17	16.2
Between two and three years	25	0.2	13	52.0	51	0.2	15	29.4
Over three years	155	1.0	91	58.7	151	0.7	99	65.6
Total	16,217	100.0	116		21,675	100.0	131

At 30 June 2020 and 31 December 2019, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2020	2019
Total amount (RMB million)	12,979	9,878
Percentage to the total balance of accounts receivable	28.1%	17.4%
Allowance for doubtful accounts	743	732

Sales are generally on cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from China Petrochemical Corporation (“Sinopec Group Company”) and fellow subsidiaries are repayable under the same terms.

Accounts receivable (net of allowance for doubtful accounts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of accounts receivable and the Group exposure to credit risk can be found in Note 62.

During for the six-month periods ended 30 June 2020 and 2019, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During for the six-month periods ended 30 June 2020 and 2019, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

9	RECEIVABLES FINANCING

Receivables financing represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2020, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB 23,253 million.

At 30 June 2020, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

10	PREPAYMENTS

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Prepayments	5,766	5,146	3,941	2,671
Less: Allowance for doubtful accounts	131	80	9	6
Total	5,635	5,066	3,932	2,665

Ageing analysis of prepayments is as follows:

	The Group
	At 30 June 2020				At 31 December 2019
	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %
Within one year	4,819	83.6	–	–	4,405	85.6	–	–
Between one and two years	688	11.9	70	10.2	589	11.5	26	4.4
Between two and three years	134	2.3	8	6.0	33	0.6	5	15.2
Over three years	125	2.2	53	42.4	119	2.3	49	41.2
Total	5,766	100.0	131		5,146	100.0	80

	The Company
	At 30 June 2020				At 31 December 2019
	Amount RMB million	Percentage to total prepayment %	Allowance RMB million	Percentage of allowance to prepayments balance %	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %
Within one year	3,715	94.3	–	–	2,424	90.7	–	–
Between one and two years	111	2.8	3	2.7	123	4.6	1	0.8
Between two and three years	27	0.7	–	–	39	1.5	2	5.1
Over three years	88	2.2	6	6.8	85	3.2	3	3.5
Total	3,941	100.0	9		2,671	100.0	6

At 30 June 2020 and 31 December 2019, the total amounts of the top five prepayments of the Group are set out below:

	At 30 June	At 31 December
	2020	2019
Total amount (RMB million)	1,133	1,940
Percentage to the total balance of prepayments	19.6%	37.7%

11	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Other receivables	53,957	25,565	73,767	79,827
Less: Allowance for doubtful accounts	1,437	1,456	934	955
Total	52,520	24,109	72,833	78,872

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2020				At 31 December 2019
	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %
Within one year	50,271	93.2	86	0.2	22,115	86.5	87	0.4
Between one and two years	1,723	3.2	44	2.6	1,554	6.1	52	3.3
Between two and three years	336	0.6	101	30.1	198	0.8	71	35.9
Over three years	1,627	3.0	1,206	74.1	1,698	6.6	1,246	73.4
Total	53,957	100.0	1,437		25,565	100.0	1,456

	The Company
	At 30 June 2020				At 31 December 2019
	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %
Within one year	36,845	50.0	–	–	44,402	55.6	–	–
Between one and two years	14,781	20.0	1	–	13,826	17.3	3	–
Between two and three years	5,623	7.6	5	0.1	6,933	8.7	1	–
Over three years	16,518	22.4	928	5.6	14,666	18.4	951	6.5
Total	73,767	100.0	934		79,827	100.0	955

At 30 June 2020 and at 31 December 2019, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2020	2019
Total amount (RMB million)	36,485	10,561
Ageing	Within one year and Between one and two years	Within one year
Percentage to the total balance of other receivables	67.6%	41.3%
Allowance for doubtful accounts	–	–

During the six-month periods ended 30 June 2020 and 2019, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2020 and 2019, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

12	INVENTORIES

The Group

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Raw materials	68,987	88,465
Work in progress	10,509	12,615
Finished goods	100,891	91,368
Spare parts and consumables	3,680	2,576
	184,067	195,024
Less: Provision for diminution in value of inventories	3,567	2,582
Total	180,500	192,442

During the six-month period ended 30 June 2020, the provision for diminution in value of inventories of the Group was primarily due to the costs of raw materials were higher than net realisable value.

13	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	57,433	96,481	(1,710)	152,204
Additions for the period	1,055	343	–	1,398
Share of profits less losses under the equity method	(1,601)	1,609	–	8
Change of other comprehensive income under the equity method	(889)	(892)	–	(1,781)
Other equity movements under the equity method	(5)	(2)	–	(7)
Dividends declared	(1,528)	(1,598)	–	(3,126)
Disposals for the period	(16)	(7)	–	(23)
Foreign currency translation differences	267	257	(25)	499
Balance at 30 June 2020	54,716	96,191	(1,735)	149,172

The Company

	Investments in subsidiaries	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	274,220	15,530	22,816	(7,879)	304,687
Additions for the period	5,360	–	2	–	5,362
Share of profits less losses under the equity method	–	(102)	646	–	544
Change of other comprehensive income under the equity method	–	–	(94)	–	(94)
Other equity movements under the equity method	–	(7)	–	–	(7)
Dividends declared	–	(519)	(158)	–	(677)
Disposals for the period	(3)	–	–	–	(3)
Movement of provision for impairment	–	–	–	3	3
Balance at 30 June 2020	279,577	14,902	23,212	(7,876)	309,815

For the six-month period ended 30 June 2020, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 58.

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1. Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Hong Jianqiao	Manufacturing and distribution of petrochemical products	12,704	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	PRC	UWAIDH AL-HARETHI	Manufacturing and distribution of petrochemical products	9,796	50.00%
2. Associates
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	PRC	PRC	Quan Kai	Operation of natural gas pipelines and auxiliary facilities	200	50.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Zhao Dong	Provision of non-banking financial services	18,000	49.00%
PAO SIBUR Holding (“SIBUR”) (i)	Russia	Russia	NA	Processing natural gas and manufacturing petrochemical products	21,784 million RUB	10.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. (“CIR”)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,002 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

13	LONG-TERM EQUITY INVESTMENTS (CONTINUED)

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	5,665	5,603	1,381	1,154	1,692	4,485	1,095	733	1,971	3,242
Other current assets	8,050	11,977	3,081	4,937	2,018	2,336	6,227	11,311	5,219	4,501
Total current assets	13,715	17,580	4,462	6,091	3,710	6,821	7,322	12,044	7,190	7,743
Non-current assets	16,301	17,267	10,554	10,498	12,878	10,453	51,046	50,548	16,238	14,878
Current liabilities
Current financial liabilities	(1,316)	(1,280)	(57)	(237)	(50)	(57)	(9,225)	(7,445)	(500)	(500)
Other current liabilities	(4,686)	(7,090)	(1,971)	(1,808)	(1,699)	(1,815)	(10,663)	(12,504)	(3,330)	(2,896)
Total current liabilities	(6,002)	(8,370)	(2,028)	(2,045)	(1,749)	(1,872)	(19,888)	(19,949)	(3,830)	(3,396)
Non-current liabilities
Non-current financial liabilities	(10,523)	(11,185)	–	–	(113)	(125)	(27,388)	(29,445)	(5,091)	(4,592)
Other non-current liabilities	(286)	(290)	(39)	(35)	(1,947)	(1,984)	(1,938)	(1,963)	(373)	(368)
Total non-current liabilities	(10,809)	(11,475)	(39)	(35)	(2,060)	(2,109)	(29,326)	(31,408)	(5,464)	(4,960)
Net assets	13,205	15,002	12,949	14,509	12,779	13,293	9,154	11,235	14,134	14,265
Net assets attributable to shareholders of the Company	13,205	15,002	12,949	14,509	12,333	12,829	9,154	11,235	14,134	14,265
Net assets attributable to minority interests	–	–	–	–	446	464	–	–	–	–
Share of net assets from joint ventures	6,603	7,501	5,180	5,804	6,043	6,286	3,433	4,213	7,067	7,133
Carrying Amounts	6,603	7,501	5,180	5,804	6,043	6,286	3,433	4,213	7,067	7,133

Summarised income statement

Six-month period ended 30 June	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	18,852	28,083	6,195	9,664	4,426	7,567	15,977	37,294	6,168	10,288
Interest income	53	61	15	16	188	50	16	30	95	91
Interest expense	(278)	(302)	(8)	(16)	(126)	(34)	(626)	(749)	(66)	(69)
(Loss)/profit before taxation	(1,625)	348	(538)	1,202	690	1,893	(2,437)	(1,525)	(132)	1,246
Tax expense	429	(63)	132	(300)	(185)	(297)	371	29	(6)	(300)
(Loss)/profit for the period	(1,196)	285	(406)	902	505	1,596	(2,066)	(1,496)	(138)	946
Other comprehensive (loss)/income	–	–	–	–	(1,019)	882	(15)	(129)	–	–
Total comprehensive (loss)/income	(1,196)	285	(406)	902	(514)	2,478	(2,081)	(1,625)	(138)	946
Dividends from joint ventures	300	1,400	461	782	–	–	–	–	–	1,750
Share of net (loss)/profit from joint ventures	(598)	143	(162)	361	239	760	(775)	(561)	(69)	473
Share of other comprehensive (loss)/income from joint ventures (ii)	–	–	–	–	(482)	420	(6)	(48)	–	–

The share of loss and other comprehensive loss for the six-month period ended 30 June 2020 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 236 million (six-month period ended 30 June 2019: profit RMB 1,324 million) and RMB 401 million (six-month period ended 30 June 2019: RMB 455 million) respectively. As at 30 June 2020, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 25,409 million (31 December 2019: RMB 25,530 million).

13	LONG-TERM EQUITY INVESTMENTS (CONTINUED)

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	15,074	13,245	214,219	180,383	31,223	31,634	4,002	4,219	7,661	7,612
Non-current assets	36,992	37,842	36,849	18,926	170,979	182,646	51,236	56,424	826	971
Current liabilities	(658)	(721)	(221,313)	(170,621)	(33,414)	(31,295)	(7,123)	(13,887)	(826)	(936)
Non-current liabilities	(2,850)	(2,910)	(775)	(582)	(69,014)	(71,289)	(28,273)	(26,227)	(25)	(166)
Net assets	48,558	47,456	28,980	28,106	99,774	111,696	19,842	20,529	7,636	7,481
Net assets attributable to shareholders of the Company	48,558	47,456	28,980	28,106	98,545	111,250	19,842	20,529	7,636	7,481
Net assets attributable to minority interests	–	–	–	–	1,229	446	–	–	–	–
Share of net assets from associates	24,279	23,728	14,200	13,772	9,855	11,125	7,689	7,955	3,818	3,741
Carrying Amounts	24,279	23,728	14,200	13,772	9,855	11,125	7,689	7,955	3,818	3,741

Summarised income statement

Six-month period ended 30 June	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,370	2,339	2,332	2,514	23,726	27,686	4,820	6,641	607	1,216
Profit/(loss) for the period	1,070	1,049	1,065	1,094	(2,681)	265	(525)	1,160	(43)	202
Other comprehensive (loss)/income	–	–	(191)	54	(7,250)	(4,177)	–	–	198	127
Total comprehensive income/(loss)	1,070	1,049	874	1,148	(9,931)	(3,912)	(525)	1,160	155	329
Dividends declared by associates	–	–	–	–	177	242	–	219	–	–
Share of net profit/(loss) from associates	535	525	522	536	(291)	26	(203)	450	(22)	101
Share of other comprehensive (loss)/ income from associates (ii)	–	–	(94)	26	(802)	(410)	–	–	99	64

The share of profit and other comprehensive loss for the six-month period ended 30 June 2020 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,068 million (six-month period ended 30 June 2019: RMB 1,737 million) and RMB 95 million (six-month period ended 30 June 2019: RMB 106 million) respectively. As at 30 June 2020, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 35,596 million (31 December 2019: RMB 35,416 million).

Note:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director.

(ii)	Including foreign currency translation differences.

14	FIXED ASSETS

The Group

	At 30 June 2020	At 31 December 2019
	RMB million	RMB million
Fixed assets (a)	612,306	622,409
Fixed assets pending for disposal	72	14
Total	612,378	622,423

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	128,493	727,552	1,008,223	1,864,268
Additions for the period	310	582	1,425	2,317
Transferred from construction in progress	2,398	11,562	15,438	29,398
Reclassifications	323	(12)	(311)	–
Decreases for the period	(145)	(309)	(2,345)	(2,799)
Exchange adjustments	41	647	65	753
Balance at 30 June 2020	131,420	740,022	1,022,495	1,893,937
Accumulated depreciation:
Balance at 1 January 2020	55,004	543,629	565,686	1,164,319
Additions for the period	2,144	14,113	24,427	40,684
Reclassifications	62	(5)	(57)	–
Decreases for the period	(51)	(1)	(1,658)	(1,710)
Exchange adjustments	20	570	36	626
Balance at 30 June 2020	57,179	558,306	588,434	1,203,919
Provision for impairment losses:
Balance at 1 January 2020	3,789	43,563	30,188	77,540
Additions for the period	–	–	30	30
Reclassifications	–	–	–	–
Other additions	81	–	82	163
Decreases for the period	(7)	–	(57)	(64)
Exchange adjustments	–	42	1	43
Balance at 30 June 2020	3,863	43,605	30,244	77,712

Net book value:
Balance at 30 June 2020	70,378	138,111	403,817	612,306
Balance at 31 December 2019	69,700	140,360	412,349	622,409

14          FIXED ASSETS (CONTINUED)

The Company

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Fixed assets (a)	283,472	291,544
Fixed assets pending for disposal	10	3
Total	283,482	291,547

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	49,000	598,304	472,250	1,119,554
Additions for the period	9	439	70	518
Transferred from construction in progress	533	7,909	5,519	13,961
Reclassifications	65	(9)	(56)	–
Decreases for the period	(18)	–	(1,074)	(1,092)
Balance at 30 June 2020	49,589	606,643	476,709	1,132,941
Accumulated depreciation:
Balance at 1 January 2020	24,232	446,076	297,682	767,990
Additions for the period	768	11,240	10,406	22,414
Reclassifications	37	(2)	(35)	–
Decreases for the period	(13)	–	(919)	(932)
Balance at 30 June 2020	25,024	457,314	307,134	789,472
Provision for impairment losses:
Balance at 1 January 2020	1,795	37,383	20,842	60,020
Additions for the period	–	–	–	–
Reclassifications	1	–	(1)	–
Decreases for the period	–	–	(23)	(23)
Balance at 30 June 2020	1,796	37,383	20,818	59,997

Net book value:
Balance at 30 June 2020	22,769	111,946	148,757	283,472
Balance at 31 December 2019	22,973	114,845	153,726	291,544

The additions to oil and gas properties of the Group and the Company for the six-month period ended 30 June 2020 included RMB 582 million (six-month period ended 30 June 2019: RMB 600 million) (Note 35) and RMB 439 million (six-month period ended 30 June 2019: RMB 435 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2020 and 31 December 2019, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2020 and 31 December 2019, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2020 and 31 December 2019, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

15	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2020	175,326	60,906
Additions for the period	43,559	22,827
Disposals for the period	(62)	–
Dry hole costs written off	(3,287)	(2,909)
Transferred to fixed assets	(29,398)	(13,961)
Reclassification to other assets	(2,829)	(217)
Exchange adjustments	10	–
Balance at 30 June 2020	183,319	66,646
Provision for impairment losses:
Balance at 1 January 2020	1,844	413
Additions for the period	–	–
Decreases for the period	(63)	–
Exchange adjustments	14	–
Balance at 30 June 2020	1,795	413

Net book value:
Balance at 30 June 2020	181,524	66,233
Balance at 31 December 2019	173,482	60,493

At 30 June 2020, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2020	Net change for the period	Balance at 30 June 2020	Percentage of project investment to budgeted amount	Source of funding	Accumulated interest capitalised at 30 June 2020
	RMB million	RMB million	RMB million	RMB million			RMB million
Zhongke Refine Integration Project	34,667	28,582	1,817	30,399	95%	Bank loans & self-financing	1,127
Wen 23 Gas Storage Project (First-stage)	13,865	12,120	1,243	13,363	96%	Bank loans & self-financing	472
Xinjiang Coal-based Substitute Natural Gas (SNG) Export Pipeline Construction Project (First-stage)	11,589	7,930	441	8,371	72%	Bank loans & self-financing	328
Zhenhai Refining and Chemical ethylene expansion project	26,680	1,808	1,943	3,751	19%	Self-financing	–
Western Sichuan Gas Field Leikoupo Formation Gas Reservoir Development and Construction Project	9,961	1,024	300	1,324	13%	Bank loans & self-financing	20

16	RIGHT-OF-USE ASSETS

The Group

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	176,132	34,188	210,320
Additions for the period	1,418	4,909	6,327
Decreases for the period	(2,517)	(1,096)	(3,613)
Balance at 30 June 2020	175,033	38,001	213,034
Accumulated depreciation:
Balance at 1 January 2020	6,567	5,702	12,269
Additions for the period	3,248	3,087	6,335
Decreases for the period	(81)	(534)	(615)
Balance at 30 June 2020	9,734	8,255	17,989
Provision for impairment losses:
Balance at 1 January 2020	–	–	–
Additions for the period	–	–	–
Decreases for the period	–	–	–
Balance at 30 June 2020	–	–	–

Net book value:
Balance at 30 June 2020	165,299	29,746	195,045
Balance at 31 December 2019	169,565	28,486	198,051

The Company

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	116,073	1,121	117,194
Additions for the period	468	1,042	1,510
Decreases for the period	(820)	(95)	(915)
Balance at 30 June 2020	115,721	2,068	117,789
Accumulated depreciation:
Balance at 1 January 2020	3,796	566	4,362
Additions for the period	1,880	287	2,167
Decreases for the period	(23)	(76)	(99)
Balance at 30 June 2020	5,653	777	6,430
Provision for impairment losses:
Balance at 1 January 2020	–	–	–
Additions for the period	–	–	–
Decreases for the period	–	–	–
Balance at 30 June 2020	–	–	–

Net book value:
Balance at 30 June 2020	110,068	1,291	111,359
Balance at 31 December 2019	112,277	555	112,832

17	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	92,560	5,344	5,031	53,549	5,667	162,151
Additions for the period	2,994	–	13	115	125	3,247
Decreases for the period	(108)	–	–	(47)	(96)	(251)
Balance at 30 June 2020	95,446	5,344	5,044	53,617	5,696	165,147
Accumulated amortisation:
Balance at 1 January 2020	22,523	3,601	3,275	19,391	3,506	52,296
Additions for the period	1,396	92	120	1,146	242	2,996
Decreases for the period	(30)	–	–	(16)	(72)	(118)
Balance at 30 June 2020	23,889	3,693	3,395	20,521	3,676	55,174
Provision for impairment losses:
Balance at 1 January 2020	228	482	27	145	17	899
Additions for the period	–	–	–	–	–	–
Decreases for the period	–	–	–	–	–	–
Balance at 30 June 2020	228	482	27	145	17	899

Net book value:
Balance at 30 June 2020	71,329	1,169	1,622	32,951	2,003	109,074
Balance at 31 December 2019	69,809	1,261	1,729	34,013	2,144	108,956

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2020 is RMB 2,871 million (six-month period ended 30 June 2019: RMB 2,710 million).

18	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 30 June	At 31 December
		2020	2019
		RMB million	RMB million
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individual significant goodwill		1,128	1,109
Total		8,716	8,697

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations.

19	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent catalysts expenditures and improvement expenditures of fixed assets.

20	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 30 June	At 31 December	At 30 June	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Receivables and inventories	2,097	2,546	–	–
Payables	1,541	1,142	–	–
Cash flow hedges	2,318	116	(2,146)	(384)
Fixed assets	13,389	16,463	(12,276)	(12,317)
Tax value of losses carried forward	16,889	3,594	–	–
Other equity instrument investments	131	131	(6)	(7)
Intangible assets	575	595	(489)	(508)
Others	302	318	(790)	(882)
Deferred tax assets/(liabilities)	37,242	24,905	(15,707)	(14,098)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Deferred tax assets	8,673	7,289
Deferred tax liabilities	8,673	7,289

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Deferred tax assets	28,569	17,616
Deferred tax liabilities	7,034	6,809

At 30 June 2020, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 17,672 million (at 31 December 2019: RMB 16,605 million), of which RMB 1,082 million (during the six-month period ended 30 June 2019: RMB 845 million) was incurred for the six-month period ended 30 June 2020, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 3,161 million, RMB 3,146 million, RMB 5,938 million, RMB 2,356 million, RMB 1,989 million and RMB 1,082 million will expire in 2020, 2021, 2022, 2023, 2024, 2025 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2020, write-down of deferred tax assets amounted to RMB 32 million (during the six-month period ended 30 June 2019: RMB 70 million) (Note 53).

21	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

22	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2020, impairment losses of the Group are analysed as follows:

	Note	Balance at 31 December 2019	Provision for the period	Written back for the period	Written off for the period	Other increase/ (decrease)	Balance at 30 June 2020
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	8	1,848	149	(30)	(9)	14	1,972
Prepayments	10	80	53	(1)	–	(1)	131
Other receivables	11	1,456	28	(46)	(1)	–	1,437
		3,384	230	(77)	(10)	13	3,540
Inventories	12	2,582	11,585	–	(10,607)	7	3,567
Long-term equity investments	13	1,710	–	–	–	25	1,735
Fixed assets	14	77,540	30	–	(64)	206	77,712
Construction in progress	15	1,844	–	–	(63)	14	1,795
Intangible assets	17	899	–	–	–	–	899
Goodwill	18	7,861	–	–	–	–	7,861
Others		6	–	–	–	–	6
Total		95,826	11,845	(77)	(10,744)	265	97,115

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

23	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June 2020			At 31 December 2019
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			25,693			25,709
– Renminbi loans			25,693			25,619
– US Dollar loans	–	7.0795	–	13	6.9762	90
Short-term other loans			2			22
– Renminbi loans			2			22
Short-term loans from Sinopec Group Company and fellow subsidiaries			30,005			5,465
– Renminbi loans			4,144			2,709
– US Dollar loans	3,512	7.0795	24,860	321	6.9762	2,236
– Hong Kong Dollar loans	1,021	0.9134	933	553	0.8958	495
– Euro loans	9	7.9610	68	3	7.8155	25
Total			55,700			31,196

At 30 June 2020, the Group’s interest rates on short-term loans were from interest 0.93% to 6.53% (At 31 December 2019: from interest 0.80% to 6.53%) per annum. The majority of the above loans are by credit.

At 30 June 2020 and 31 December 2019, the Group had no significant overdue short-term loans.

24	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 30 June 2020 and 31 December 2019, the Group had no overdue unpaid bills.

25	ACCOUNTS PAYABLE

At 30 June 2020 and 31 December 2019, the Group had no individually significant accounts payable aged over one year.

26	CONTRACT LIABILITIES

As at 30 June 2020, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

27	EMPLOYEE BENEFITS PAYABLE

At 30 June 2020 and 31 December 2019, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

28	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Value-added tax payable	3,241	4,932
Consumption tax payable	29,335	52,863
Income tax payable	1,997	3,264
Mineral resources compensation fee payable	135	136
Other taxes	6,794	8,144
Total	41,502	69,339

29	OTHER PAYABLES

At 30 June 2020 and 31 December 2019, other payables of the Group over one year primarily represented payables for constructions.

30	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June 2020			At 31 December 2019
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans			3,486			1,790
– Renminbi loans			3,461			1,765
– US Dollar loans	4	7.0795	25	4	6.9762	25
Long-term loans from Sinopec Group Company and fellow subsidiaries			37,769			37,824
– Renminbi loans			37,769			37,824
Debentures payable due within one year			4,000			13,000
– Renminbi debentures			4,000			13,000
Lease liabilities due within one year			15,585			15,198
Others			1,996			1,678
Non-current liabilities due within one year			62,836			69,490

At 30 June 2020 and 31 December 2019, the Group had no significant overdue long-term loans.

31	OTHER CURRENT LIABILITIES

As at 30 June 2020, other current liabilities mainly represent short-term corporate bonds.

The Company issued Super & Short-term Commercial Paper on 12 March 2020 at par value of RMB 100, and the interest will be paid at its maturity. The total issued amount of the 270-day corporate bonds is RMB 11 billion with a fixed rate at 2.15% per annum, and the total issued amount of the 180-day corporate bonds is RMB 9 billion with a fixed rate at 2.05% per annum.

32	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 30 June 2020			At 31 December 2019
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 5.23% per annum at 30 June 2020 with maturities through 2034			59,654			31,714
– US Dollar loans	Interest rates at 1.55% per annum at 30 June 2020 with maturities through 2031	9	7.0795	63	11	6.9762	75
Less: Current portion				(3,486)			(1,790)
Long-term bank loans				56,231			29,999
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 5.23% per annum at 30 June 2020 with maturities through 2034			56,333			47,450
Less: Current portion				(37,769)			(37,824)
Long-term loans from Sinopec Group Company and fellow subsidiaries				18,564			9,626

Total				74,795			39,625

The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Between one and two years	5,350	5,089
Between two and five years	46,162	12,123
After five years	23,283	22,413
Total	74,795	39,625

Long-term loans are primarily unsecured, and carried at amortised costs.

33	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Debentures payable:
– Corporate Bonds (i)	43,314	32,157
Less: Current portion	(4,000)	(13,000)
Total	39,314	19,157

Note:

(i)
The Company issued corporate bonds with a maturity of three years on 31 March 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.70% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on 27 May 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.20% per annum and the interest is paid once a year.

These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 12,341 million, and RMB denominated corporate bonds of RMB 30,973 million (31 December 2019: USD denominated corporate bonds of RMB 12,157 million, and RMB denominated corporate bonds of RMB 20,000 million).

34	LEASE LIABILITY

The Group

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Lease liabilities	191,403	192,872
Deduct：Current portion of lease liabilities (Note 30)	15,585	15,198
Total	175,818	177,674

35	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2020	42,438
Provision for the period	582
Accretion expenses	626
Decrease for the period	(409)
Exchange adjustments	34
Balance at 30 June 2020	43,271

36	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

37	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 listed A shares (31 December 2019: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (31 December 2019: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

37	SHARE CAPITAL (CONTINUED)

The Group (Continued)

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2020, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 14.1% (31 December 2019: 7.4%) and 54.4% (31 December 2019: 50.0%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 32 and 59, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

38	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2020	122,127
Transaction with minority interests	(70)
Others	(14)
Balance at 30 June 2020	122,043

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

39	OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	Six-month period ended 30 June 2020
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(2,460)	664	(1,796)
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(175)	39	(136)
Subtotal	(2,285)	625	(1,660)
Changes in fair value of other equity instrument investments	(31)	1	(30)
Subtotal	(31)	1	(30)
Other comprehensive loss that can be converted into profit or loss under the equity method	(1,781)	–	(1,781)
Subtotal	(1,781)	–	(1,781)
Foreign currency translation differences	1,059	–	1,059
Subtotal	1,059	–	1,059
Other comprehensive loss	(3,038)	626	(2,412)

39	OTHER COMPREHENSIVE INCOME (CONTINUED)

The Group (Continued)

(a)	The changes of other comprehensive income in consolidated income statement (Continued)

	Six-month period ended 30 June 2019
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	4,696	(899)	3,797
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(1,142)	148	(994)
Subtotal	5,838	(1,047)	4,791
Changes in fair value of other equity instrument investments	(25)	5	(20)
Subtotal	(25)	5	(20)
Other comprehensive loss that can be converted into profit or loss under the equity method	(509)	–	(509)
Subtotal	(509)	–	(509)
Foreign currency translation differences	306	–	306
Subtotal	306	–	306
Other comprehensive income	5,610	(1,042)	4,568

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the company					Minority interests	Total other comprehensive income
	Other comprehensive loss that can be converted into profit or loss under the equity method	Changes in fair value of other equity instrument investments	Cash flow hedges	Foreign currency translation differences	Subtotal
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
1 January 2019	(3,664)	4	(4,917)	1,803	(6,774)	(1,789)	(8,563)
Changes in 2019	(460)	(13)	5,620	239	5,386	45	5,431
30 June 2019	(4,124)	(9)	703	2,042	(1,388)	(1,744)	(3,132)
1 January 2020	(4,088)	(16)	1,037	2,746	(321)	(1,569)	(1,890)
Changes in 2020	(1,443)	(21)	(1,332)	817	(1,979)	(154)	(2,133)
30 June 2020	(5,531)	(37)	(295)	3,563	(2,300)	(1,723)	(4,023)

As at 30 June 2020, cash flow hedge reserve amounted to a loss of RMB 279 million (31 December 2019: a gain of RMB 1,102 million), of which a loss of RMB 295 million was attribute to shareholders of the Company (31 December 2019: a gain of RMB 1,037 million).

40	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2020	90,423	117,000	207,423
Appropriation	–	–	–
Balance at 30 June 2020	90,423	117,000	207,423

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

41	OPERATING INCOME AND OPERATING COSTS

	Six-month period ended 30 June
	The Group		The Company
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,007,999	1,466,833	349,258	496,151
Income from other operations	26,247	32,163	9,317	16,184
Total	1,034,246	1,498,996	358,575	512,335
Operating costs	876,165	1,263,093	287,803	404,570

The income from principal operations mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 61.

The detailed information about the Group’s operating income is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Income from principal operations	1,007,999	1,466,833
Included: Gasoline	260,303	346,549
Diesel	205,806	292,115
Crude oil	199,962	305,092
Basic chemical feedstock	70,181	112,606
Synthetic resin	55,285	60,804
Kerosene	38,960	90,788
Natural gas	22,269	23,939
Synthetic fiber monomers and polymers	19,743	48,342
Others (i)	135,490	186,598
Income from other operations	26,247	32,163
Included: Sale of materials and others	25,783	31,714
Rental income	464	449
Total	1,034,246	1,498,996

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

42	TAXES AND SURCHARGES

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Consumption tax	90,228	100,332
City construction tax	7,386	8,125
Education surcharge	5,408	5,908
Resources tax	2,237	2,978
Others	2,584	2,903
Total	107,843	120,246

The applicable tax rate of the taxes and surcharges are set out in Note 4.

43	FINANCIAL EXPENSES

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Interest expenses incurred	3,408	3,652
Less: Capitalised interest expenses	696	353
Add: Interest expense on lease liabilities	4,695	4,871
Net interest expenses	7,407	8,170
Accretion expenses (Note 35)	626	750
Interest income	(2,265)	(3,861)
Net foreign exchange (gain)/loss	(553)	104
Total	5,215	5,163

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2020 by the Group ranged from 1.08% to 4.66% (six-month period ended 30 June 2019: 2.92% to 4.66%).

44	CLASSIFICATION OF EXPENSES BY NATURE

The operating costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	837,710	1,207,182
Personnel expenses	37,890	38,221
Depreciation, depletion and amortisation	51,294	52,684
Exploration expenses (including dry holes)	4,465	4,347
Other expenses	14,076	25,774
Total	945,435	1,328,208

45	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

46	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

47	OTHER INCOME

Other income are mainly the government grants related to the business activities.

48	INVESTMENT INCOME

	Six-month period ended 30 June
	The Group		The Company
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	–	–	5,896	8,677
Income from investment accounted for under equity method	8	5,875	544	1,742
Investment income from disposal of long-term equity investments	3	42	1	–
Dividend income from holding of other equity instrument investments	9	19	–	–
Investment income/(loss) from holding/disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	3,104	(2,212)	39	142
Gain/(loss) from ineffective portion of cash flow hedges	2,527	(974)	–	45
Others	(20)	24	119	199
Total	5,631	2,774	6,599	10,805

49	GAINS/(LOSSES) FROM CHANGES IN FAIR VALUE

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Net fair value losses on financial assets and financial liabilities at fair value through profit or loss	(2,003)	(1,209)
Unrealised gains from ineffective portion cash flow hedges, net	2,113	903
Total	110	(306)

50	IMPAIRMENT LOSSES

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Prepayments	52	–
Inventories	11,585	65
Fixed assets	30	–
Construction in progress	–	17
Total	11,667	82

51	NON-OPERATING INCOME

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Government grants	232	308
Others	451	377
Total	683	685

52	NON-OPERATING EXPENSES

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Fines, penalties and compensation	77	115
Donations	99	16
Others	796	636
Total	972	767

53	INCOME TAX (CREDIT)/EXPENSE

The Group

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Provision for income tax for the period	4,068	8,580
Deferred taxation	(10,219)	1,790
Under-provision for income tax in respect of preceding year	349	(230)
Total	(5,802)	10,140

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
(Loss)/profit before taxation	(28,012)	49,096
Expected income tax expense at a tax rate of 25%	(7,003)	12,274
Tax effect of non-deductible expenses	1,131	446
Tax effect of non-taxable income	124	(1,488)
Tax effect of preferential tax rate (i)	(393)	(860)
Effect of income taxes at foreign operations	(308)	(245)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(4)	(39)
Tax effect of tax losses not recognised	270	212
Write-down of deferred tax assets	32	70
Adjustment for under provision for income tax in respect of preceding years	349	(230)
Actual income tax (credit)/expense	(5,802)	10,140

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020. According to Announcement [2020] No.23 of the MOF “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential income tax rate of 15% extends from 1 January 2021 to 31 December 2030.

54	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to a resolution passed at the director’s meeting on 28 August 2020, the dividends of RMB 0.07 (2019: RMB 0.12) per share totaling RMB 8,475 million (2019: RMB 14,529 million) were proposed for shareholders’ approval at the General Meeting hold in September 2020. The cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the period
Pursuant to the shareholders’ approval at the Annual General Meeting on 19 May 2020, a final dividend of RMB 0.19 per share totaling RMB 23,004 million according to total shares of 9 June 2020 was approved. All dividends have been paid in June 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totaling RMB 31,479 million according to total shares of 10 June 2019 was approved. All dividends have been paid in June 2019.

55	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Net (loss)/profit	(22,210)	38,956
Add: Impairment losses on assets	11,667	82
Credit impairment losses	101	13
Depreciation of right-of-use assets	6,306	5,941
Depreciation of fixed assets	40,531	42,538
Amortisation of intangible assets and long-term deferred expenses	4,457	4,205
Dry hole costs written off	3,287	2,978
Net loss on disposal of non-current assets	121	238
Fair value (gain)/loss	(110)	306
Financial expenses	7,443	5,229
Investment income	(5,631)	(2,774)
Increase in deferred tax assets	(9,744)	(123)
(Decrease)/increase in deferred tax liabilities	(475)	1,913
Decrease/(increase) in inventories	357	(38,372)
Safety fund reserve	1,346	1,089
Increase in operating receivables	(10,984)	(26,883)
Increase/(decrease) in operating payables	13,332	(2,418)
Net cash flow from operating activities	39,794	32,918

(b)	Net change in cash:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Cash balance at the end of the period	86,446	92,782
Less: Cash at the beginning of the period	60,313	111,922
Net increase/(decrease) of cash	26,133	(19,140)

(c)	The analysis of cash held by the Group is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	4	8
– Demand deposits	86,442	92,774
Cash at the end of the period	86,446	92,782

(d)	Other cash paid relating to financing activities:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Repayments of lease liabilities	7,786	6,891
Others	1,214	50
Total	9,000	6,941

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group
The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Zhang Yuzhuo
Registered capital	:	RMB 326,547 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note:	Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Sales of goods	(i)	107,801	140,187
Purchases	(ii)	70,249	92,849
Transportation and storage	(iii)	3,820	3,615
Exploration and development services	(iv)	11,395	10,453
Production related services	(v)	10,547	12,827
Ancillary and social services	(vi)	1,572	1,544
Agency commission income	(vii)	67	56
Interest income	(viii)	422	497
Interest expense	(ix)	573	782
Net deposits placed with related parties	(viii)	10,941	8,414
Net funds obtained from related parties	(x)	55,961	15,260

The amounts set out in the table above in respect of the six-month periods ended 30 June 2020 and 2019 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2020 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 58,603 million (six-month period ended 30 June 2019: RMB 66,026 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 50,423 million (six-month period ended 30 June 2019: RMB 57,863 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 1,572 million (six-month period ended 30 June 2019: RMB 1,544 million), lease charges for land, buildings and others paid by the Group of RMB 5,558 million, RMB 269 million and RMB 208 million (six-month period ended 30 June 2019: RMB 5,386 million, RMB 252 million and RMB 199 million), respectively and interest expenses of RMB 573 million (six-month period ended 30 June 2019: RMB 782 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 32,863 million (six-month period ended 30 June 2019: RMB 31,250 million), comprising RMB 32,402 million (six-month period ended 30 June 2019: RMB 30,743 million) for sales of goods, RMB 422 million (six-month period ended 30 June 2019: RMB 497 million) for interest income and RMB 39 million (six-month period ended 30 June 2019: RMB 10 million) for agency commission income.

For the six-month period ended 30 June 2020, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2020 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 4,122 million (six-month period ended 30 June 2019: RMB 4,319 million).

For the six-month period ended 30 June 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 5,560 million, RMB 271 million and RMB 283 million (six-month period ended 30 June 2019: RMB 5,386 million, RMB 270 million and RMB 217 million).

As at 30 June 2020 and 31 December 2019, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 60(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 60(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: (Continued)

Note (Continued):

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2020. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

●	the government-prescribed price;

●	where there is no government-prescribed price, the government-guidance price;

●	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

56	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures at 30 June 2020 and 31 December 2019 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million
Cash at bank and on hand	–	–	46,648	35,707
Accounts receivable	44	52	8,803	12,916
Receivables financing	–	–	492	407
Other receivables	–	8	16,922	11,424
Prepayments and other current assets	12	6	1,208	1,285
Other non-current assets	–	–	1,199	734
Bills payable	5	17	4,639	3,801
Accounts payable	244	94	21,186	21,384
Contract liabilities	129	51	5,012	4,413
Other payables	164	64	13,985	16,077
Other non-current liabilities	–	–	2,754	–
Short-term loans	–	–	30,005	5,465
Long-term loans (including current portion) (Note)	–	–	56,333	47,450
Lease liabilities (including current portion)	79,031	82,255	88,796	89,147

Note:
As at 30 June 2020, the long-term borrowings (including current portion) mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from Sinopec Group Company through Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 23 and Note 32.

As at and for the six-month period ended 30 June 2020, and as at and for the year ended 31 December 2019, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month period ended 30 June
	2020	2019
	RMB thousand	RMB thousand
Short-term employee benefits	3,675	5,353
Retirement scheme contributions	165	225
Total	3,840	5,578

57	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

57	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, the Group’s earnings could be affected by changes in depreciation expense or an immediate write-down of the carrying amount of oil and properties.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “CASs 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses
The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

58	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2020. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 30 June 2020	Percentage of equity interest/ voting right held by the Group	Minority Interests at 30 June 2020
		million	million	%	RMB million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	30
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 5,000	RMB 6,585	100.00	4,678
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 2,424	100.00	296
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 15,651	RMB 15,651	100.00	–
Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	–
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	75
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,713	100.00	–
Sinopec Marketing Co. Limited (“Marketing Company”)	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	72,093
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD 248	HKD 3,952	60.33	4,450
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,824	RMB 5,820	50.44	13,473
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 10,192	RMB 5,096	50.00	6,080
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	7,282
Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding of overseas business	USD 1,662	USD 1,662	100.00	–
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	81
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 22,761	RMB 22,795	100.00	(131)
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	128
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	1,337
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”)	Production, sale, research and development of ethylene and downstream byproducts	RMB 7,193	RMB 7,193	59.00	4,538
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 9,628	RMB 7,205	75.00	4,378
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 7,233	100.00	–
Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 10,000	RMB 4,804	55.00	7,011
(d) Subsidiaries acquired through business combination not under common control:
Shanghai SECCO	Production and sale of petrochemical products	RMB 7,801	RMB 7,801	67.60	5,997

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the period are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

58	PRINCIPAL SUBSIDIARIES (CONTINUED)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary whose minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At 30 June 2020	At 31 December 2019	At 30 June 2020	At 31 December 2019	At 30 June 2020	At 31 December 2019	At 30 June 2020	At 31 December 2019	At 30 June 2020	At 31 December 2019	At 30 June 2020	At 31 December 2019	At 30 June 2020	At 31 December 2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	167,609	129,266	21,332	19,151	16,475	22,309	2,122	1,788	1,297	1,284	11,770	11,858	5,220	5,337
Current liabilities	(222,463)	(192,106)	(714)	(456)	(15,095)	(15,479)	(748)	(804)	(1,151)	(2,961)	(2,024)	(3,196)	(10,179)	(15,037)
Net current (liabilities)/assets	(54,854)	(62,840)	20,618	18,695	1,380	6,830	1,374	984	146	(1,677)	9,746	8,662	(4,959)	(9,700)
Non-current assets	337,057	340,356	12,429	13,234	25,833	23,327	11,482	11,558	12,693	12,777	11,024	11,473	20,568	21,567
Non-current liabilities	(58,551)	(58,732)	(19,484)	(16,952)	(169)	(141)	(696)	(688)	(1,665)	(158)	(1,601)	(1,627)	(5,301)	(7)
Net non-current assets/ (liabilities)	278,506	281,624	(7,055)	(3,718)	25,664	23,186	10,786	10,870	11,028	12,619	9,423	9,846	15,267	21,560

Summarised consolidated statement of comprehensive income and cash flow

Six-month period ended June 30	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB Million	RMB million	RMB Million	RMB million	RMB Million
Turnover	528,615	690,178	1,000	1,731	35,663	51,993	2,198	2,740	574	647	10,234	14,573	16,191	7,371
Profit/(loss) for the period	5,025	11,756	343	1,685	(1,708)	1,144	(595)	206	552	628	661	1,790	(963)	534
Total comprehensive income/(loss)	4,937	11,706	18	1,743	(1,718)	1,140	(595)	206	512	509	661	1,790	(948)	534
Comprehensive income/(loss) attributable to minority interests	1,830	3,900	45	992	(847)	578	(298)	103	203	202	214	580	(332)	187
Dividends paid to minority interests	520	2,125	316	–	644	1,644	–	–	108	85	–	–	–	–
Net cash generated from/ (used in) operating activities	42,614	15,931	232	1,441	(2,904)	246	11	(9)	155	559	67	2,619	178	833

59	COMMITMENTS

Capital commitments

At 30 June 2020 and 31 December 2019, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Authorised and contracted for (i)	81,743	138,088
Authorised but not contracted for	65,174	63,967
Total	146,917	202,055

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 12,133 million (31 December 2019: RMB 6,100 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

59	COMMITMENTS (CONTINUED)

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Within one year	243	302
Between one and two years	70	69
Between two and three years	35	34
Between three and four years	29	30
Between four and five years	29	29
Thereafter	816	845
Total	1,222	1,309

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

60	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2020 and 31 December 2019, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Joint ventures	6,745	7,100
Associates (i)	9,126	10,140
Total	15,871	17,240

Note:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 30 June 2020, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the Group was RMB 9,126 million (31 December 2019: RMB 10,140 million).

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2020 and 31 December 2019, the Group estimates that there is no need to pay for the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

60	CONTINGENT LIABILITIES (CONTINUED)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB 3,605 million in the consolidated financial statements for the six-month period ended 30 June 2020 (six-month period ended 30 June 2019: RMB 3,593 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

61	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

61	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	48,011	54,495
Inter-segment sales	28,752	44,993
	76,763	99,488
Refining
External sales	50,194	69,905
Inter-segment sales	386,115	525,368
	436,309	595,273
Marketing and distribution
External sales	510,446	672,739
Inter-segment sales	2,282	1,906
	512,728	674,645
Chemicals
External sales	149,129	225,366
Inter-segment sales	19,038	27,843
	168,167	253,209
Corporate and others
External sales	261,906	444,328
Inter-segment sales	221,792	324,986
	483,698	769,314
Elimination of inter-segment sales	(669,666)	(925,096)

Consolidated income from principal operations	1,007,999	1,466,833
Income from other operations
Exploration and production	2,166	4,316
Refining	2,049	2,524
Marketing and distribution	17,073	17,197
Chemicals	4,032	7,279
Corporate and others	927	847
Consolidated income from other operations	26,247	32,163

Consolidated operating income	1,034,246	1,498,996

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Operating (loss)/profit
By segment
Exploration and production	(8,044)	5,449
Refining	(32,548)	18,171
Marketing and distribution	6,807	14,561
Chemicals	2,873	11,663
Corporate and others	(4,388)	847
Elimination	4,500	(244)
Total segment operating (loss)/profit	(30,800)	50,447
Investment income
Exploration and production	778	1,779
Refining	(1,704)	(483)
Marketing and distribution	1,354	1,750
Chemicals	(402)	1,869
Corporate and others	5,605	(2,141)
Total segment investment income	5,631	2,774
Less: Financial expenses	5,215	5,163
Add: Other income	2,462	1,600
Gains/(losses) from changes in fair value	110	(306)
Asset disposal gains/(losses)	89	(174)

Operating (loss)/profit	(27,723)	49,178
Add: Non-operating income	683	685
Less: Non-operating expenses	972	767
(Loss)/profit before taxation	(28,012)	49,096

61	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Assets
Segment assets
Exploration and production	412,276	410,950
Refining	300,683	321,080
Marketing and distribution	405,869	399,242
Chemicals	179,062	175,884
Corporate and others	146,762	131,686
Total segment assets	1,444,652	1,438,842
Cash at bank and on hand	178,700	127,927
Long-term equity investments	149,172	152,204
Deferred tax assets	28,569	17,616
Other unallocated assets	20,546	18,482
Total assets	1,821,639	1,755,071
Liabilities
Segment liabilities
Exploration and production	165,986	162,262
Refining	108,417	120,617
Marketing and distribution	233,692	219,381
Chemicals	49,480	53,515
Corporate and others	135,789	136,420
Total segment liabilities	693,364	692,195
Short-term loans	55,700	31,196
Non-current liabilities due within one year	62,836	69,490
Long-term loans	74,795	39,625
Debentures payable	39,314	19,157
Deferred tax liabilities	7,034	6,809
Other non-current liabilities	21,153	15,364
Other unallocated liabilities	36,215	4,330
Total liabilities	990,411	878,166

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Capital expenditure
Exploration and production	20,470	20,064
Refining	9,536	8,779
Marketing and distribution	8,646	8,071
Chemicals	6,117	5,674
Corporate and others	221	290
	44,990	42,878
Depreciation, depletion and amortisation
Exploration and production	21,307	24,357
Refining	9,911	9,751
Marketing and distribution	11,529	10,519
Chemicals	6,943	6,907
Corporate and others	1,604	1,150
	51,294	52,684
Impairment losses on long-lived assets
Exploration and production	3	–
Refining	2	–
Marketing and distribution	75	–
Chemicals	2	17
Corporate and others	–	–
	82	17

61	SEGMENT REPORTING (CONTINUED)

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial assets and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
External sales
Mainland China	787,141	1,084,497
Singapore	126,729	192,006
Others	120,376	222,493
	1,034,246	1,498,996

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Mainland China	1,237,683	1,235,676
Others	44,713	52,705
	1,282,396	1,288,381

62	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing, other receivables and other equity instrument investments. Financial liabilities of the Group include short-term loans, derivative financial liabilities, bills payable, accounts payable, employee benefits payable, other payables, long-term loans, debentures payable and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 30 June 2020, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

62	FINANCIAL INSTRUMENTS (CONTINUED)

Credit risk (Continued)

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is accounts receivable, receivables financing and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For accounts receivable and receivables financing, the Group applies the “No.22 Accounting Standards for Business Enterprises – Financial instruments: recognition and measurement” simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable and receivables financing.

To measure the expected credit losses, accounts receivable and receivables financing have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2020 or 1 January 2020, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the accounts receivable and receivables financing.

The detailed analysis of accounts receivable and receivables financing is listed in Note 8 and Note 9.

The Group’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected credit losses. The Group considers “low credit risk” for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2020, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 287,502 million (31 December 2019: RMB 379,649 million) on an unsecured basis, at a weighted average interest rate of 3.14% per annum (2019: 3.57%). At 30 June 2020, the Group’s outstanding borrowings under these facilities were RMB 6,487 million (31 December 2019: RMB 2,947 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2020
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	55,700	56,236	56,236	–	–	–
Derivative financial liabilities	18,458	18,458	18,458	–	–	–
Bills payable	18,582	18,582	18,582	–	–	–
Accounts payable	173,572	173,572	173,572	–	–	–
Other payables and employee benefits payable	92,278	92,278	92,278	–	–	–
Non-current liabilities due within one year	62,836	64,759	64,759	–	–	–
Short-term corporate bonds	19,998	20,266	20,266	–	–	–
Long-term loans	74,795	88,836	1,369	7,790	51,364	28,313
Debentures payable	39,314	45,415	1,240	8,217	29,894	6,064
Lease liabilities	175,818	322,612	–	15,143	43,274	264,195
Total	731,351	901,014	446,760	31,150	124,532	298,572

62	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2019
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	31,196	31,633	31,633	–	–	–
Derivative financial liabilities	2,729	2,729	2,729	–	–	–
Bills payable	11,834	11,834	11,834	–	–	–
Accounts payable	187,958	187,958	187,958	–	–	–
Other payables and employee benefits payable	77,093	77,093	77,093	–	–	–
Non-current liabilities due within one year	69,490	72,180	72,180	–	–	–
Long-term loans	39,625	49,604	404	6,492	15,610	27,098
Debentures payable	19,157	24,400	764	764	16,667	6,205
Lease liabilities	177,674	351,223	–	15,676	45,008	290,539
Total	616,756	808,654	384,595	22,932	77,285	323,842

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in USD and lease liabilities denominated in SGD. The Group enters into foreign exchange contracts to manage currency risk exposure.

Included primarily in short-term and long-term debts and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Gross exposure arising from loans and lease liabilities
US Dollar	187	103
Singapore Dollar	–	4

A 5 percent strengthening/weakening of Renminbi against the following currencies at 30 June 2020 and 31 December 2019 would have increased/decreased net profit for the period of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

The Group

	At 30 June	At 31 December
	2020	2019
	million	million
US Dollar	50	27
Singapore Dollar	–	1

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

62	FINANCIAL INSTRUMENTS (CONTINUED)

Market risk (Continued)

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 23 and Note 32, respectively.

At 30 June 2020, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period by approximately RMB 415 million (31 December 2019: decrease/increase RMB 352 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2019.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

At 30 June 2020, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 8,003 million (31 December 2019: RMB 788 million) and derivative financial liabilities of RMB 18,455 million (31 December 2019: RMB 2,728 million).

At 30 June 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s net profit for the period by approximately RMB 12,724 million (31 December 2019: increase/decrease RMB 3,134 million), and increase/decrease the Group’s other comprehensive income by approximately RMB 11,816 million (31 December 2019: decrease/increase RMB 4,289 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2019.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2020

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading:
– Structured deposits	–	–	3,732	3,732
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	5,758	2,299	–	8,057
Receivables financing:
– Receivables financing	–	–	9,401	9,401
Other equity instrument investments:
– Other Investments	60	–	1,434	1,494
	5,819	2,299	14,567	22,685
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	12,120	6,338	–	18,458
	12,120	6,338	–	18,458

62	FINANCIAL INSTRUMENTS (CONTINUED)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2019

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets held for trading:
– Structured deposits	–	–	3,318	3,318
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	128	709	–	837
Receivables financing:
– Receivables financing	–	–	8,622	8,622
Other equity instrument investments:
– Other Investments	90	–	1,431	1,521
	219	709	13,371	14,299
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	1,209	1,520	–	2,729
	1,209	1,520	–	2,729

During the six-month period ended 30 June 2020, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and receivables financing classified as Level 3 financial assets.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 1.10% to 4.65% (31 December 2019: from 2.37% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2020 and 31 December 2019:

	At 30 June	At 31 December
	2020	2019
	RMB million	RMB million
Carrying amount	103,031	63,946
Fair value	101,476	62,594

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2020 and 31 December 2019.

63	BASIC AND DILUTED (LOSSES)/EARNINGS PER SHARE

(i)	Basic (losses)/earnings per share

Basic (losses)/earnings per share is calculated by the net (loss)/profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month period ended 30 June
	2020	2019
Net (loss)/profit attributable to equity shareholders of the Company (RMB million)	(22,822)	31,338
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic (losses)/earnings per share (RMB/share)	(0.189)	0.259

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month period ended 30 June
	2020	2019
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	121,071	121,071

(ii)	Diluted (losses)/earnings per share

Diluted (losses)/earnings per share is calculated by the net (loss)/profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month period ended 30 June
	2020	2019
Net (loss)/profit attributable to equity shareholders of the Company (diluted) (RMB million)	(22,882)	31,338
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	121,071
Diluted (losses)/earnings per share (RMB/share)	(0.189)	0.259

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month period ended 30 June
	2020	2019
Weighted average number of the ordinary shares issued at 30 June (million)	121,071	121,071
Weighted average number of the ordinary shares issued at 30 June (diluted) (million)	121,071	121,071

64	RETURN ON NET ASSETS AND (LOSSES)/EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and (losses)/earnings per share are calculated as follows:

Six-month period ended 30 June	2020			2019
	Weighted average return on net assets	Basic losses per share	Diluted losses per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net (loss)/profit attributable to the Company’s ordinary equity shareholders	(3.21)	(0.189)	(0.189)	4.28	0.259	0.259
Net (loss)/profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	(3.42)	(0.202)	(0.202)	4.16	0.252	0.252

65	EVENTS AFTER THE BALANCE SHEET DATE

According to the Announcement of Disposal of Assets and External Investment of the Company dated 23 July 2020 and Disposal of Assets and External Investment and Notice of Extraordinary General Meeting dated 13 August 2020, the Company, Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Co., Limited, the subsidiaries of the Company, entered into the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets, the Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, and the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on 21 July 2020 and on 23 July 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose its equity interests in the relevant companies, oil and gas pipeline and ancillary facilities to PipeChina. The agreed Closing Date will be 30 September 2020. Based on the Appraisal Results on the Valuation Date as at 31 December 2019, the relevant assets are proposed to be disposed for a total transaction consideration of RMB 47.113 billion, RMB 3.220 billion, RMB 41.509 billion, and RMB 30.813 billion, respectively. The final consideration of transaction price shall be subject to the adjustments of profits and losses during the transaction period and taxes in the process of closing, etc.

The fifteenth meeting of the seventh session of the Board of the Group was convened on 23 July 2020, at which the matters in respect of the above transactions were considered and passed. The above transactions are subject to approval by the competent authorities and the general meeting of the Company, the implementation of which is subject to the fulfilment or waiver of other conditions precedent.

REPORT OF THE INTERNATIONAL AUDITOR

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION
(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 103 to 134, which comprises the interim condensed consolidated balance sheet of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2020 and the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2020

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong
Tel: +852 2289 8888, Fax: +852 2810 9888, www.pwchk.com

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2020
(Amounts in million, except per share data)

	Notes	Six-month period ended 30 June
		2020	2019
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,007,999	1,466,833
Other operating revenues		26,247	32,163
		1,034,246	1,498,996
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(837,710)	(1,207,182)
Selling, general and administrative expenses		(24,418)	(24,765)
Depreciation, depletion and amortisation		(51,294)	(52,684)
Exploration expenses, including dry holes		(4,465)	(4,347)
Personnel expenses		(37,890)	(38,221)
Taxes other than income tax	4	(107,843)	(120,246)
Other operating income/(expenses), net		7,873	(2,413)
Total operating expenses		(1,055,747)	(1,449,858)

Operating (loss)/profit		(21,501)	49,138
Finance costs
Interest expense		(8,033)	(8,920)
Interest income		2,265	3,861
Foreign currency exchange gains/(losses), net		553	(104)
Net finance costs		(5,215)	(5,163)
Investment income		65	231
Share of profits less losses from associates and joint ventures		8	5,875

(Loss)/profit before taxation		(26,643)	50,081
Income tax credit/(expense)	5	5,802	(10,140)
(Loss)/profit for the period		(20,841)	39,941
Attributable to:
Shareholders of the Company		(21,725)	32,206
Non-controlling interests		884	7,735
(Loss)/profit for the period		(20,841)	39,941
(Losses)/earnings per share:
Basic	7	(0.179)	0.266
Diluted	7	(0.179)	0.266

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the period are set out in Note 6.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended 30 June 2020
(Amounts in million)

	Notes	Six-month period ended 30 June
		2020	2019
		RMB	RMB
(Loss)/profit for the period		(20,841)	39,941
Other comprehensive (loss)/income:
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(30)	(20)
Total items that may not be reclassified subsequently to profit or loss		(30)	(20)
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive loss of associates and joint ventures		(1,781)	(509)
Cash flow hedges		(1,660)	4,791
Foreign currency translation differences		1,059	306
Total items that may be reclassified subsequently to profit or loss		(2,382)	4,588
Total other comprehensive (loss)/income		(2,412)	4,568

Total comprehensive (loss)/income for the period		(23,253)	44,509
Attributable to:
Shareholders of the Company		(23,938)	36,784
Non-controlling interests		685	7,725
Total comprehensive (loss)/income for the period		(23,253)	44,509

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2020
(Amounts in million)

	Notes	30 June	31 December
		2020	2019
		RMB	RMB
Non-current assets
Property, plant and equipment, net	8	612,306	622,409
Construction in progress	9	181,524	173,482
Right-of-use assets	10	266,374	267,860
Goodwill		8,716	8,697
Interest in associates		95,437	95,737
Interest in joint ventures		53,735	56,467
Financial assets at fair value through other comprehensive income	13	1,494	1,521
Deferred tax assets		28,569	17,616
Long-term prepayments and other assets	11	65,504	65,426
Total non-current assets		1,313,659	1,309,215
Current assets
Cash and cash equivalents		86,446	60,313
Time deposits with financial institutions		92,254	67,614
Financial assets at fair value through profit or loss		3,733	3,319
Derivative financial assets		8,057	837
Trade accounts receivable	12	44,173	54,865
Financial assets at fair value through other comprehensive income	13	9,401	8,622
Inventories		180,500	192,442
Prepaid expenses and other current assets		83,416	57,844
Total current assets		507,980	445,856
Current liabilities
Short-term debts	14	53,179	40,521
Loans from Sinopec Group Company and fellow subsidiaries	14	67,774	43,289
Lease liabilities	15	15,585	15,198
Derivative financial liabilities		18,458	2,729
Trade accounts payable and bills payable	16	192,154	199,792
Contract liabilities		132,906	126,735
Other payables		146,569	144,846
Income tax payable		1,997	3,264
Total current liabilities		628,622	576,374

Net current liabilities		120,642	130,518

Total assets less current liabilities		1,193,017	1,178,697
Non-current liabilities
Long-term debts	14	95,545	49,156
Loans from Sinopec Group Company and fellow subsidiaries	14	18,564	9,626
Lease liabilities	15	175,818	177,674
Deferred tax liabilities		7,034	6,809
Provisions		43,675	43,163
Other long-term liabilities		22,195	16,434
Total non-current liabilities		362,831	302,862

		830,186	875,835
Equity
Share capital	17	121,071	121,071
Reserves		570,292	617,079
Total equity attributable to shareholders of the Company		691,363	738,150
Non-controlling interests		138,823	137,685
Total equity		830,186	875,835

These financial statements have been approved and authorised for issue by the board of directors on 28 August 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2019
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retaine earnings	Total equity attributable to shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2019	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535
Profit for the period	–	–	–	–	–	–	32,206	32,206	7,735	39,941
Other comprehensive income/(loss)	–	–	–	–	–	4,578	–	4,578	(10)	4,568
Total comprehensive income for the period	–	–	–	–	–	4,578	32,206	36,784	7,725	44,509
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	808	–	808	55	863
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018 (Note 6)	–	–	–	–	–	–	(31,479)	(31,479)	–	(31,479)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(3,705)	(3,705)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	437	437
Total contributions by and distributions to owners	–	–	–	–	–	–	(31,479)	(31,479)	(3,268)	(34,747)

Total transactions with owners	–	–	–	–	–	–	(31,479)	(31,479)	(3,268)	(34,747)
Others	–	55	–	–	–	972	(972)	55	1	56

Balance at 30 June 2019	121,071	26,108	55,850	86,678	117,000	1,881	314,864	723,452	143,764	867,216

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2020	121,071	28,993	55,850	90,423	117,000	1,941	322,872	738,150	137,685	875,835
(Loss)/profit for the period	–	–	–	–	–	–	(21,725)	(21,725)	884	(20,841)
Other comprehensive loss	–	–	–	–	–	(2,213)	–	(2,213)	(199)	(2,412)
Total comprehensive (loss)/income for the period	–	–	–	–	–	(2,213)	(21,725)	(23,938)	685	(23,253)
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	234	–	234	45	279
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2019 (Note 6)	–	–	–	–	–	–	(23,004)	(23,004)	–	(23,004)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(1,838)	(1,838)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	2,363	2,363
Total contributions by and distributions to owners	–	–	–	–	–	–	(23,004)	(23,004)	525	(22,479)
Transaction with non-controlling interests	–	(70)	–	–	–	–	–	(70)	(69)	(139)

Total transactions with owners	–	(70)	–	–	–	–	(23,004)	(23,074)	456	(22,618)
Others	–	(9)	–	–	–	1,136	(1,136)	(9)	(48)	(57)

Balance at 30 June 2020	121,071	28,914	55,850	90,423	117,000	1,098	277,007	691,363	138,823	830,186

Note:

(a)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(b)
As at 30 June 2020, the amount of retained earnings available for distribution was RMB 88,084 million (30 June 2019: RMB 124,049 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(c)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note 1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(d)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2020
(Amounts in million)

	Notes	Six-month period ended 30 June
		2020	2019
		RMB	RMB
Net cash generated from operating activities	(a)	39,794	32,918
Investing activities
Capital expenditure		(47,957)	(41,935)
Exploratory wells expenditure		(5,106)	(4,318)
Purchase of investments, investments in associates and investments in joint ventures		(1,662)	(1,758)
Payments for financial assets at fair value through profit or loss		(4,700)	(10,200)
Proceeds from sale of financial assets at fair value through profit or loss		4,300	16,350
Proceeds from disposal of investments and investments in associates		1,207	669
Proceeds from disposal of property, plant, equipment and other non-current assets		1,520	107
Increase in time deposits with maturities over three months		(51,566)	(53,813)
Decrease in time deposits with maturities over three months		26,426	38,541
Interest received		1,081	3,246
Investment and dividend income received		2,744	4,038
Repayments of other investing activities		(1,828)	–
Net cash used in investing activities		(75,541)	(49,073)
Financing activities
Proceeds from bank and other loans		400,911	331,459
Repayments of bank and other loans		(306,739)	(293,992)
Contributions to subsidiaries from non-controlling interests		3,267	1,570
Dividends paid by the Company		(23,004)	(31,479)
Distributions by subsidiaries to non-controlling interests		(918)	(648)
Interest paid		(3,437)	(3,214)
Payments made to acquire non-controlling interests		(1,117)	–
Repayments of lease liabilities		(7,786)	(6,891)
Proceeds from other financing activities		296	250
Repayments of other financing activities		(97)	–
Net cash generated from/(used in) financing activities		61,376	(2,945)

Net increase/(decrease) in cash and cash equivalents		25,629	(19,100)
Cash and cash equivalents at 1 January		60,313	111,922
Effect of foreign currency exchange rate changes		504	(40)
Cash and cash equivalents at 30 June		86,446	92,782

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2020
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Six-month period ended 30 June
	2020	2019
	RMB	RMB
Operating activities
(Loss)/profit before taxation	(26,643)	50,081
Adjustments for:
Depreciation, depletion and amortisation	51,294	52,684
Dry hole costs written off	3,287	2,978
Share of profits from associates and joint ventures	(8)	(5,875)
Investment income	(65)	(231)
Interest income	(1,391)	(3,861)
Interest expense	7,579	8,920
Loss on foreign currency exchange rate changes and derivative financial instruments	1,651	333
Loss on disposal of property, plant, equipment and other non-current assets, net	121	238
Impairment losses on assets	11,667	82
Credit impairment losses	101	13
	47,593	105,362
Net changes from:
Accounts receivable and other current assets	(10,984)	(26,883)
Inventories	357	(38,372)
Accounts payable and other current liabilities	7,371	6,186
	44,337	46,293
Income tax paid	(4,543)	(13,375)
Net cash generated from operating activities	39,794	32,918

Notes to the financial statements on pages 110 to 134 are parts of the interim condensed consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month period ended 30 June 2020

1	PRINCIPAL ACTIVITIES AND ORGANISATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

2	BASIS OF PREPARATION

This interim condensed consolidated financial report for the half-year reporting period ended 30 June 2020 has been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2019 and any public announcements made by the Group during the interim reporting period.

(a)	New and amended standards and interpretations adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these new or amended standards. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

3	TURNOVER

Turnover primarily represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas.

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Gasoline	260,303	346,549
Diesel	205,806	292,115
Crude oil	199,962	305,092
Basic chemical feedstock	70,181	112,606
Synthetic resin	55,285	60,804
Kerosene	38,960	90,788
Natural gas	22,269	23,939
Synthetic fiber monomers and polymers	19,743	48,342
Others (i)	135,490	186,598
	1,007,999	1,466,833

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4	TAXES OTHER THAN INCOME TAX

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Consumption tax	90,228	100,332
City construction tax	7,386	8,125
Education surcharge	5,408	5,908
Resources tax	2,237	2,978
Others	2,584	2,903
	107,843	120,246

5	INCOME TAX CREDIT/(EXPENSE)

Income tax credit/(expense) in the consolidated income statement represents:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Current tax
– Provision for the period	(4,068)	(8,580)
– Adjustment of prior years	(349)	230
Deferred taxation	10,219	(1,790)
	5,802	(10,140)

6	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the period represent:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Interim dividends declared after the balance sheet date of RMB 0.07 per share (2019: RMB 0.12 per share)	8,475	14,529

Pursuant to a resolution passed at the director’s meeting on 28 August 2020, the dividends of RMB 0.07 (2019: RMB 0.12) per share totaling RMB 8,475 million (2019: RMB 14,529 million) were proposed for shareholders’ approval at the General Meeting hold in September 2020. The cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.19 per share (2019: RMB 0.26 per share)	23,004	31,479

Pursuant to the shareholders’ approval at the Annual General Meeting on 19 May 2020, a final dividend of RMB 0.19 per share totalling RMB 23,004 million according to total shares on 9 June 2020 was approved. All dividends have been paid in June 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totalling RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in June 2019.

7	BASIC AND DILUTED (LOSSES)/EARNINGS PER SHARE

The calculation of basic losses per share for the six-month period ended 30 June 2020 is based on the loss attributable to ordinary shareholders of the Company of RMB 21,725 million (six-month period ended 30 June 2019: profit RMB 32,206 million) and the weighted average number of shares of 121,071,209,646 (six-month period ended 30 June 2019: 121,071,209,646) during the period.

The calculation of diluted losses per share for the six-month period ended 30 June 2020 is based on the loss attributable to ordinary shareholders of the Company (diluted) of RMB 21,725 million (six-month period ended 30 June 2019: profit RMB 32,206 million) and the weighted average number of shares of 121,071,209,646 (six-month period ended 30 June 2019: 121,071,209,646) calculated as follows:

(i)	(Loss)/profit attributable to ordinary shareholders of the Company (diluted)

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
(Loss)/profit attributable to ordinary shareholders of the Company	(21,725)	32,206
(Loss)/profit attributable to ordinary shareholders of the Company (diluted)	(21,725)	32,206

(ii)	Weighted average number of shares (diluted)

	Six-month period ended 30 June
	2020	2019
	Number of shares	Number of shares
Weighted average number of shares at 30 June	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 30 June	121,071,209,646	121,071,209,646

8	PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas, properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2019	122,041	695,724	965,495	1,783,260
Additions	10	600	951	1,561
Transferred from construction in progress	2,695	10,522	12,054	25,271
Reclassifications	689	11	(700)	–
Invest into the joint ventures and associated companies	–	–	(226)	(226)
Reclassified to other long-term assets	(60)	–	(257)	(317)
Disposals	(334)	–	(1,945)	(2,279)
Exchange adjustments	7	74	13	94
Balance at 30 June 2019	125,048	706,931	975,385	1,807,364
Balance at 1 January 2020	128,493	727,552	1,008,223	1,864,268
Additions	310	582	1,425	2,317
Transferred from construction in progress	2,398	11,562	15,438	29,398
Reclassifications	323	(12)	(311)	–
Reclassified to other long-term assets	(46)	–	(262)	(308)
Disposals	(99)	(309)	(2,083)	(2,491)
Exchange adjustments	41	647	65	753
Balance at 30 June 2020	131,420	740,022	1,022,495	1,893,937
Accumulated depreciation:
Balance at 1 January 2019	55,134	550,288	560,076	1,165,498
Depreciation for the period	2,025	16,927	23,660	42,612
Impairment losses for the period	–	–	–	–
Reclassifications	216	(3)	(213)	–
Invest into the joint ventures and associated companies	–	–	(207)	(207)
Reclassified to other long-term assets	(6)	–	(43)	(49)
Written back on disposals	(182)	–	(1,674)	(1,856)
Exchange adjustments	4	76	8	88
Balance at 30 June 2019	57,191	567,288	581,607	1,206,086
Balance at 1 January 2020	58,793	587,192	595,874	1,241,859
Depreciation for the period	2,144	14,113	24,427	40,684
Impairment losses for the period	–	–	30	30
Reclassifications	62	(5)	(57)	–
Other additions	81	–	82	163
Reclassified to other long-term assets	(20)	–	(27)	(47)
Written back on disposals	(38)	(1)	(1,688)	(1,727)
Exchange adjustments	20	612	37	669
Balance at 30 June 2020	61,042	601,911	618,678	1,281,631
Net book value:
Balance at 1 January 2019	66,907	145,436	405,419	617,762
Balance at 30 June 2019	67,857	139,643	393,778	601,278
Balance at 1 January 2020	69,700	140,360	412,349	622,409
Balance at 30 June 2020	70,378	138,111	403,817	612,306

The additions to oil and gas properties of the Group for the six-month period ended 30 June 2020 included RMB 582 million (six-month period ended 30 June 2019: RMB 600 million) of estimated dismantlement costs for site restoration.

At 30 June 2020 and 31 December 2019, the Group had no individual significant property, plant and equipment which have been pledged.

At 30 June 2020 and 31 December 2019, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

At 30 June 2020 and 31 December 2019, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

9	CONSTRUCTION IN PROGRESS

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Balance at 1 January	173,482	136,963
Additions	43,559	41,285
Dry hole costs written off	(3,287)	(2,978)
Transferred to property, plant and equipment	(29,398)	(25,271)
Reclassification to other long-term assets	(2,829)	(1,863)
Impairment losses for the period	–	(17)
Disposals and others	1	(4)
Exchange adjustments	(4)	1
Balance at 30 June	181,524	148,116

As at 30 June 2020, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 9,162 million (31 December 2019: RMB 8,961 million). The geological and geophysical exploration costs paid during the period ended 30 June 2020 were RMB 1,084 million (six-month period ended 30 June 2019: RMB 1,257 million).

10	RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2020	248,478	34,188	282,666
Additions	4,412	4,909	9,321
Decreases	(2,625)	(1,096)	(3,721)
Balance at 30 June 2020	250,265	38,001	288,266
Accumulated depreciation:
Balance at 1 January 2020	9,104	5,702	14,806
Additions	4,644	3,087	7,731
Decreases	(111)	(534)	(645)
Balance at 30 June 2020	13,637	8,255	21,892
Impairment loss:
Balance at 1 January 2020	–	–	–
Additions	–	–	–
Decreases	–	–	–
Balance at 30 June 2020	–	–	–
Net book value:
Balance at 1 January 2020	239,374	28,486	267,860
Balance at 30 June 2020	236,628	29,746	266,374

11	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	30 June	31 December
	2020	2019
	RMB million	RMB million
Operating rights of service stations	32,951	34,013
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	2,217	1,562
Prepayments for construction projects to third parties	4,067	3,926
Others (i)	26,269	25,925
	65,504	65,426

Note:

(i)	Others mainly comprise catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	53,549	52,216
Additions	115	515
Decreases	(47)	(64)
Balance at 30 June	53,617	52,667
Accumulated amortisation:
Balance at 1 January	19,536	17,282
Additions	1,146	1,138
Decreases	(16)	(17)
Balance at 30 June	20,666	18,403
Net book value at 30 June	32,951	34,264

12	TRADE ACCOUNTS RECEIVABLE

	30 June	31 December
	2020	2019
	RMB million	RMB million
Amounts due from third parties	37,281	43,728
Amounts due from Sinopec Group Company and fellow subsidiaries	6,190	6,570
Amounts due from associates and joint ventures	2,674	6,415
	46,145	56,713
Less: Impairment losses for bad and doubtful debts	(1,972)	(1,848)
	44,173	54,865

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Within one year	43,732	54,517
Between one and two years	278	190
Between two and three years	59	64
Over three years	104	94
	44,173	54,865

Impairment losses for bad and doubtful debts are analysed as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Balance at 1 January	1,848	606
Provision for the period	149	35
Written back for the period	(30)	(33)
Written off for the period	(9)	(8)
Others	14	–
Balance at 30 June	1,972	600

Sales are generally on cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 21.

13	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June	31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Unlisted equity instruments	1,434	1,431
Listed equity instruments	60	90
Current assets
Trade accounts receivable and bills receivable (i)	9,401	8,622
	10,895	10,143

Note:

(i)
As at 30 June 2020, bills receivable and certain trade accounts receivable were classified as financial assets at fair value through other comprehensive income, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

14	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	25,693	25,709
RMB denominated	25,693	25,619
US Dollar (“USD”) denominated	–	90
Short-term other loans	2	22
RMB denominated	2	22
Current portion of long-term bank loans	3,486	1,790
RMB denominated	3,461	1,765
USD denominated	25	25
Current portion of long-term corporate bonds	4,000	13,000
RMB denominated	4,000	13,000
	7,486	14,790
Corporate bonds (i)	19,998	–
RMB denominated	19,998	–

	53,179	40,521
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	30,005	5,465
RMB denominated	4,144	2,709
USD denominated	24,860	2,236
Hong Kong Dollar (“HKD”) denominated	933	495
European Dollar denominated	68	25
Current portion of long-term loans	37,769	37,824
RMB denominated	37,769	37,824
	67,774	43,289

	120,953	83,810

The Group’s weighted average interest rates on short-term loans were 2.29% (31 December 2019: 3.11%) per annum at 30 June 2020. The above borrowings are unsecured.

14	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (CONTINUED)

Long-term debts represent:

	Interest rate and final maturity	30 June	31 December
		2020	2019
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum at 30 June 2020 with maturities through 2034	59,654	31,714
USD denominated	Interest rates at 1.55% per annum at 30 June 2020 with maturities through 2031	63	75
		59,717	31,789
Corporate bonds (ii)
RMB denominated	Fixed interest rates ranging from 2.20% to 4.90% per annum at 30 June 2020 with maturities through 2023	30,973	20,000
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum at 30 June 2020 with maturities through 2043	12,341	12,157
		43,314	32,157

Total third parties’ long-term debts		103,031	63,946
Less: Current portion		(7,486)	(14,790)
		95,545	49,156
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to 5.23% per annum at 30 June 2020 with maturities through 2034	56,333	47,450
Less: Current portion		(37,769)	(37,824)
		18,564	9,626

		114,109	58,782

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)
The Company issued Super & Short-term Commercial Paper on 12 March 2020 at par value of RMB 100, and the interest will be paid at its maturity. The total issued amount of the 270-day corporate bonds is RMB 11 billion with a fixed rate at 2.15% per annum, and the total issued amount of the 180-day corporate bonds is RMB 9 billion with a fixed rate at 2.05% per annum.

(ii)
The Company issued corporate bonds with a maturity of three years on 31 March 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.70% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on 27 May 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.20% per annum and the interest is paid once a year.

These corporate bonds are carried at amortised cost.

15	LEASE LIABILITIES

	30 June	31 December
	2020	2019
	RMB million	RMB million
Lease liabilities
Current	15,585	15,198
Non-current	175,818	177,674
	191,403	192,872

16	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	30 June	31 December
	2020	2019
	RMB million	RMB million
Amounts due to third parties	152,142	166,480
Amounts due to Sinopec Group Company and fellow subsidiaries	14,343	11,370
Amounts due to associates and joint ventures	7,087	10,108
	173,572	187,958
Bills payable	18,582	11,834
Trade accounts payable and bills payable measured at amortised cost	192,154	199,792

The ageing analysis of trade accounts payable and bills payable is as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Within 1 month or on demand	174,482	185,377
Between 1 month and 6 months	14,558	8,808
Over 6 months	3,114	5,607
	192,154	199,792

17	SHARE CAPITAL

	30 June	31 December
	2020	2019
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (31 December 2019: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (31 December 2019: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

17          SHARE CAPITAL (CONTINUED)

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2020, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 14.2% (31 December 2019: 7.4%) and 54.4% (31 December 2019: 50.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Note 14 and 18, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

18	COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

At 30 June 2020 and 31 December 2019, capital commitments of the Group are as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Authorised and contracted for (i)	81,743	138,088
Authorised but not contracted for	65,174	63,967
	146,917	202,055

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 12,133 million (31 December 2019: RMB 6,100 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

18	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Exploration and production licenses (Continued)

Estimated future annual payments are as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Within one year	243	302
Between one and two years	70	69
Between two and three years	35	34
Between three and four years	29	30
Between four and five years	29	29
Thereafter	816	845
	1,222	1,309

Contingent liabilities

At 30 June 2020 and 31 December 2019, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Joint ventures	6,745	7,100
Associates (ii)	9,126	10,140
	15,871	17,240

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2020 and 31 December 2019, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”) by banks amount to RMB 17,050 million. As at 30 June 2020, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 9,126 million (31 December 2019: RMB 10,140 million).

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB 3,605 million in the consolidated financial statements for the six-month period ended 30 June 2020 (six-month period ended 30 June 2019: RMB 3,593 million).

Legal contingencies

The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

19	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Sales of goods	(i)	107,801	140,187
Purchases	(ii)	70,249	92,849
Transportation and storage	(iii)	3,820	3,615
Exploration and development services	(iv)	11,395	10,453
Production related services	(v)	10,547	12,827
Ancillary and social services	(vi)	1,572	1,544
Agency commission income	(vii)	67	56
Interest income	(viii)	422	497
Interest expense	(ix)	573	782
Net deposits placed with related parties	(viii)	10,941	8,414
Net funds obtained from related parties	(x)	55,961	15,260

The amounts set out in the table above in respect of the six-month periods ended 30 June 2020 and 2019 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2020 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 58,603 million (six-month period ended 30 June 2019: RMB 66,026 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 50,423 million (six-month period ended 30 June 2019: RMB 57,863 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 1,572 million (six-month period ended 30 June 2019: RMB 1,544 million), lease charges for land, buildings and others paid by the Group of RMB 5,558 million, RMB 269 million and RMB 208 million (six-month period ended 30 June 2019: RMB 5,386 million, RMB 252 million and RMB 199 million), respectively and interest expenses of RMB 573 million (six-month period ended 30 June 2019: RMB 782 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 32,863 million (six-month period ended 30 June 2019: RMB 31,250 million), comprising RMB 32,402 million (six-month period ended 30 June 2019: RMB 30,743 million) for sales of goods, RMB 422 million (six-month period ended 30 June 2019: RMB 497 million) for interest income and RMB 39 million (six-month period ended 30 June 2019: RMB 10 million) for agency commission income.

For the six-month period ended 30 June 2020, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2020 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 4,122 million (six-month period ended 30 June 2019: RMB 4,319 million).

For the six-month period ended 30 June 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 5,560 million, RMB 271 million and RMB 283 million (six-month period ended 30 June 2019: RMB 5,386 million, RMB 270 million and RMB 217 million).

As at 30 June 2020 and 31 December 2019, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 18. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 18.

19	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited (“Sinopec Finance”) and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2020 was RMB 46,648 million (31 December 2019: RMB 35,707 million).

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2020. The terms of these agreements are summarised as follows:

●
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

●
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

●
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

●
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

●
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

19	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

●
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Trade accounts receivable	8,847	12,968
Financial assets at fair value through other comprehensive income	492	407
Prepaid expenses and other current assets	18,142	12,723
Long-term prepayments and other assets	1,199	734
Total	28,680	26,832
Trade accounts payable and bills payable	26,074	25,296
Contract liabilities	5,141	4,464
Other payables	14,149	16,141
Other long-term liabilities	2,754	–
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	67,774	43,289
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	18,564	9,626
Lease liabilities (including to be paid within one year)	167,827	171,402
Total	302,283	270,218

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 14.

As at 30 June 2020, the current portion of long-term loans mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from Sinopec Group Company (a state-owned enterprise) through Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the six-month period ended 30 June 2020, and as at and for the year ended 31 December 2019, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB’000	RMB’000
Short-term employee benefits	3,675	5,353
Retirement scheme contributions	165	225
	3,840	5,578

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. As at 30 June 2020 and 31 December 2019, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

19	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other state-controlled entities in the PRC (Continued)

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

●	sales and purchases of goods and ancillary materials;

●	rendering and receiving services;

●	lease of assets;

●	depositing and borrowing money; and

●	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

20	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

20	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group’s reportable segments is as follows:

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Turnover
Exploration and production
External sales	48,011	54,495
Inter-segment sales	28,752	44,993
	76,763	99,488
Refining
External sales	50,194	69,905
Inter-segment sales	386,115	525,368
	436,309	595,273
Marketing and distribution
External sales	510,446	672,739
Inter-segment sales	2,282	1,906
	512,728	674,645
Chemicals
External sales	149,129	225,366
Inter-segment sales	19,038	27,843
	168,167	253,209
Corporate and others
External sales	261,906	444,328
Inter-segment sales	221,792	324,986
	483,698	769,314
Elimination of inter-segment sales	(669,666)	(925,096)

Turnover	1,007,999	1,466,833
Other operating revenues
Exploration and production	2,166	4,316
Refining	2,049	2,524
Marketing and distribution	17,073	17,197
Chemicals	4,032	7,279
Corporate and others	927	847
Other operating revenues	26,247	32,163

Turnover and other operating revenues	1,034,246	1,498,996

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Result
Operating (loss)/profit
By segment
– Exploration and production	(6,002)	6,243
– Refining	(31,689)	19,090
– Marketing and distribution	8,664	14,709
– Chemicals	3,194	11,895
– Corporate and others	(168)	(2,555)
– Elimination	4,500	(244)
Total segment operating (loss)/profit	(21,501)	49,138
Share of profits/(losses) from associates and joint ventures
– Exploration and production	737	1,736
– Refining	(1,688)	(509)
– Marketing and distribution	313	1,670
– Chemicals	(407)	1,873
– Corporate and others	1,053	1,105
Aggregate share of profits from associates and joint ventures	8	5,875
Investment income/(losses)
– Exploration and production	42	(2)
– Refining	(56)	25
– Marketing and distribution	9	51
– Chemicals	2	9
– Corporate and others	68	148
Aggregate investment income	65	231
Net finance costs	(5,215)	(5,163)

(Loss)/profit before taxation	(26,643)	50,081

20	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group’s reportable segments is as follows: (Continued)

	30 June	31 December
	2020	2019
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	412,276	410,950
– Refining	300,683	321,080
– Marketing and distribution	405,869	399,242
– Chemicals	179,062	175,884
– Corporate and others	146,762	131,686
Total segment assets	1,444,652	1,438,842
Interest in associates and joint ventures	149,172	152,204
Financial assets at fair value through other comprehensive income	1,494	1,521
Deferred tax assets	28,569	17,616
Cash and cash equivalents, time deposits with financial institutions	178,700	127,927
Other unallocated assets	19,052	16,961
Total assets	1,821,639	1,755,071
Liabilities
Segment liabilities
– Exploration and production	171,767	167,933
– Refining	110,203	122,264
– Marketing and distribution	241,153	226,531
– Chemicals	50,519	54,462
– Corporate and others	137,303	137,881
Total segment liabilities	710,945	709,071
Short-term debts	53,179	40,521
Income tax payable	1,997	3,264
Long-term debts	95,545	49,156
Loans from Sinopec Group Company and fellow subsidiaries	86,338	52,915
Deferred tax liabilities	7,034	6,809
Other unallocated liabilities	36,415	17,500
Total liabilities	991,453	879,236

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
Capital expenditure
Exploration and production	20,470	20,064
Refining	9,536	8,779
Marketing and distribution	8,646	8,071
Chemicals	6,117	5,674
Corporate and others	221	290
	44,990	42,878
Depreciation, depletion and amortisation
Exploration and production	21,307	24,357
Refining	9,911	9,751
Marketing and distribution	11,529	10,519
Chemicals	6,943	6,907
Corporate and others	1,604	1,150
	51,294	52,684
Impairment losses on long-lived assets
Exploration and production	3	–
Refining	2	–
Marketing and distribution	75	–
Chemicals	2	17
Corporate and others	–	–
	82	17

20	SEGMENT REPORTING (CONTINUED)

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2020	2019
	RMB million	RMB million
External sales
Mainland China	787,141	1,084,497
Singapore	126,729	192,006
Others	120,376	222,493
	1,034,246	1,498,996

	30 June	31 December
	2020	2019
	RMB million	RMB million
Non-current assets
Mainland China	1,237,683	1,235,676
Others	44,713	52,705
	1,282,396	1,288,381

21	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at fair value through other comprehensive income (“FVOCI”) and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

●	credit risk;

●	liquidity risk; and

●	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

21	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable at 30 June 2020, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable, financial assets at FVOCI and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2020 or 1 January 2020, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable and financial assets at FVOCI, based on which the Group generated its payment profile is listed in Notes 12 and 13.

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers ‘low credit risk’ for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As at 30 June 2020, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 287,502 million (31 December 2019: RMB 379,649 million) on an unsecured basis, at a weighted average interest rate of 3.14% per annum (2019: 3.57%). As at 30 June 2020, the Group’s outstanding borrowings under these facilities were RMB 6,487 million (31 December 2019: RMB 2,947 million) and were included in debts.

21	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	30 June 2020
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	53,179	55,194	55,194	–	–	–
Long-term debts	95,545	113,338	2,039	14,677	65,122	31,500
Loans from Sinopec Group Company and fellow subsidiaries	86,338	88,777	68,434	1,330	16,136	2,877
Lease liabilities	191,403	338,819	16,207	15,143	43,274	264,195
Derivative financial liabilities	18,458	18,458	18,458	–	–	–
Trade accounts payable and bills payable	192,154	192,154	192,154	–	–	–
Other payables	94,274	94,274	94,274	–	–	–
	731,351	901,014	446,760	31,150	124,532	298,572

	31 December 2019
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	40,521	42,240	42,240	–	–	–
Long-term debts	49,156	62,903	952	6,271	25,189	30,491
Loans from Sinopec Group Company and fellow subsidiaries	52,915	54,508	43,623	985	7,088	2,812
Lease liabilities	192,872	367,711	16,488	15,676	45,008	290,539
Derivative financial liabilities	2,729	2,729	2,729	–	–	–
Trade accounts payable and bills payable	199,792	199,792	199,792	–	–	–
Other payables	78,771	78,771	78,771	–	–	–
	616,756	808,654	384,595	22,932	77,285	323,842

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD and lease liabilities denominated in Singapore Dollar (“SGD”). The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June	31 December
	2020	2019
	Million	Million
Gross exposure arising from loans and lease liabilities
USD	187	103
SGD	–	4

A 5 percent strengthening/weakening of RMB against the following currencies at 30 June 2020 and 31 December 2019 would have increased/decreased profit for the period of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

21	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Market risk (Continued)

(a)	Currency risk (Continued)

	30 June	31 December
	2020	2019
	RMB million	RMB million
USD	50	27
SGD	–	1

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 14.

As at 30 June 2020, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period by approximately RMB 415 million (31 December 2019: decrease/increase by approximately RMB 352 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2019.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of this risk.

As at 30 June 2020, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at 30 June 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 8,003 million (31 December 2019: RMB 788 million) and derivative financial liabilities of RMB 18,455 million (31 December 2019: RMB 2,728 million).

As at 30 June 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s profit for the period by approximately RMB 12,724 million (31 December 2019: increase/decrease RMB 3,134 million), and increase/decrease the Group’s other reserves by approximately RMB 11,816 million (31 December 2019: decrease/increase RMB 4,289 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2019.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●          Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

21	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 30 June 2020

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	–	–	3,732	3,732
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	5,758	2,299	–	8,057
Financial assets at fair value through other comprehensive income:
– Equity instruments	60	–	1,434	1,494
– Trade accounts receivable and bills receivable	–	–	9,401	9,401
	5,819	2,299	14,567	22,685
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	12,120	6,338	–	18,458
	12,120	6,338	–	18,458

At 31 December 2019

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	–	–	3,318	3,318
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	128	709	–	837
Financial assets at fair value through other comprehensive income:
– Equity instruments	90	–	1,431	1,521
– Trade accounts receivable and bills receivable	–	–	8,622	8,622
	219	709	13,371	14,299
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	1,209	1,520	–	2,729
	1,209	1,520	–	2,729

During the six-month period ended 30 June 2020, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

21	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s condensed consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 1.10% to 4.65% (31 December 2019: 2.37% to 4.90%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2020 and 31 December 2019:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Carrying amount	103,031	63,946
Fair value	101,476	62,594

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2020 and 31 December 2019.

22	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim consolidated financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

22	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Oil and gas properties and reserves (Continued)

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

23	EVENTS AFTER THE BALANCE SHEET DATE

According to the Announcement of Disposal of Assets and External Investment of the Company dated 23 July 2020 and Disposal of Assets and External Investment and Notice of Extraordinary General Meeting dated 13 August 2020, the Company, Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Co., Limited, the subsidiaries of the Company, entered into the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets, the Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, and the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on 21 July 2020 and on 23 July 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose its equity interests in the relevant companies, oil and gas pipeline and ancillary facilities to PipeChina. The agreed Closing Date will be 30 September 2020. Based on the Appraisal Results on the Valuation Date as at 31 December 2019, the relevant assets are proposed to be disposed for a total transaction consideration of RMB 47.113 billion, RMB 3.220 billion, RMB 41.509 billion, and RMB 30.813 billion, respectively. The final consideration of transaction price shall be subject to the adjustments of profits and losses during the transaction period and taxes in the process of closing, etc.

The fifteenth meeting of the seventh session of the Board of the Group was convened on 23 July 2020, at which the matters in respect of the above transactions were considered and passed. The above transactions are subject to approval by the competent authorities and the general meeting of the Company, the implementation of which is subject to the fulfilment or waiver of other conditions precedent.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASs AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	GOVERNMENT GRANTS

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	SAFETY PRODUCTION FUND

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

	Note	30 June	31 December
		2020	2019
		RMB million	RMB million
Shareholders’ equity under CASs		831,228	876,905
Adjustments:
Government grants	(i)	(1,042)	(1,070)
Total equity under IFRS*		830,186	875,835

Effects of major differences between the net (loss)/profit under CASs and the (loss)/profit for the period under IFRS are analysed as follows:

	Note	Six-month period ended 30 June
		2020	2019
		RMB million	RMB million
Net (loss)/profit under CASs		(22,210)	38,956
Adjustments:
Government grants	(i)	28	28
Safety production fund	(ii)	1,346	1,089
Others		(5)	(132)
(Loss)/profit for the period under IFRS*		(20,841)	39,941

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS. The interim condensed consolidated financial statements for the six-month periods ended 30 June 2020 and 30 June 2019 have not been audited by PricewaterhouseCoopers, while the consolidated financial statements for the year ended 31 December 2019 has been audited by PricewaterhouseCoopers.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspections during the normal business hours after 28 August 2020 (Friday) at the registered address of Sinopec Corp. upon the requests by the relevant regulatory authorities or shareholders in accordance with the Articles of Association of Sinopec Corp. or relevant laws or regulations:

1	The original interim report for the first half of 2020 signed by Mr. Zhang Yuzhuo, the Chairman of the Board;

2
The original financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2020 prepared in accordance with IFRS and the CASs, signed by Mr. Zhang Yuzhuo, the Chairman of the Board, Mr. Ma Yongsheng, the President and Ms. Shou Donghua, the Chief Financial Officer and head of the accounting department of Sinopec Corp.;

3	The original report on review of the above financial statements signed by the auditors; and

4	Copies of disclosure documents published by Sinopec Corp. in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Zhang Yuzhuo
Chairman

Beijing, PRC, 28 August 2020

If there is any inconsistency between the Chinese and English version of this interim report, the Chinese version shall prevail.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Liu Hongbin
•	Ling Yiqun

Non–Executive Directors
•	Zhang Yuzhuo
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Cai Hongbin
•	Ng, Kar Ling Johnny

1

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Ma Yongsheng
Ling Yiqun
Cai Hongbin

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee
Function	Name
Chairman	Tang Min
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Nomination Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Cai Hongbin

Beijing, 28 August 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Independent Non-executive Director

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) announces that due to work arrangements, Mr. Fan Gang tendered his resignation to the Board as independent non-executive director of Sinopec Corp., member of the Strategy Committee, Chairman of the Remuneration and Appraisal Committee and member of the Social Responsibility Management Committee of the Board (the “Resignation”), with effect from 28 August 2020.

Mr. Fan Gang has confirmed that he has no disagreement with the Board and there are no other matters relating to the Resignation that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Fan Gang is diligent and responsible during his tenure. The Board would like to express its gratitude to him for his hard working and contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
28 August 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 31, 2020